United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release
Signature Page

Financial Statements — March 31, 2010
BR GAAP
Filed at CVM and SEC on 05/05/10
Gerência Geral de Controladoria — GECOL

Vale S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Nr.

Report of Independent Auditors about the limited revision	2

Condensed Balance Sheet as of March 31, 2010 and March 31, 2010	4

Condensed Statement of Income for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009 for the consolidated and for the three-month periods ended March 31, 2010 and March 31, 2009 for the parent Company	5

Condensed Statement of Comprehensive Income (Deficit) for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	6

Condensed Statement of Changes in Stockholders’ Equity for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	7

Condensed Statement of Cash Flows for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009 for the consolidated and for the three-month periods ended March 31, 2010 and March 31, 2009 for the parent Company	8

Condensed Statement Added Value for the three-month periods ended March 31, 2010, December 31, 2009 and March 31, 2009	9

Notes to the Interim Condensed Financial Statements	10

PricewaterhouseCoopers
Rua da Candelária, 65 11° — 15°
20091-020 Rio de Janeiro. RJ — Brasil
Caixa Postal 949
Telefone (21) 3232-6112 Fax (21) 2516-6319
www.pwc.com/br
(A free translation of the original in Portuguese)
Report of Independent Accountants
on the Limited Review
To the Board of Directors and Stockholders
Vale S.A.
1
We have carried out a limited review of the interim condensed financial information individual and consolidated of Vale S.A. and its subsidiaries, for the period of three months ended March 31, 2010, comprising the condensed balance sheet in March 31, 2010 and the condensed statements of operations, changes in stockholders’ equity, comprehensive income, cash flows and value added and notes, related to the period ended March 31, 2010, prepared under the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (“Institute de Auditores Independentes do Brasil — IBRACON”), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the interim information and (b) a review of the relevant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the interim condensed financial information referred to above for it to be in accordance with the Technical Pronouncement CPC 21 — Interim Financial Reporting, applicable to the preparation of interim financial information.

4
The interim condensed financial information mentioned in the first paragraph also includes comparative accounting information for the results for the quarter ended March 31, 2009, obtained from the corresponding interim condensed financial information for that quarter. The limited review of the interim condensed financial information for the quarter ended March 31, 2009 was conducted by other independent auditors, who issued their unqualified report, dated May 6, 2009.

Vale S.A.
5
As mentioned in Note 7.3, the Brazilian Securities Commission (“Comissão de Valores Mobiliários — CVM”) approved several Technical Pronouncements, Interpretations and Orientations issued by the Comitê de Pronunciamentos Técnicos — CPC, valid for 2010, that changed the accounting practices adopted in Brazil. These changes were adopted and disclosed by the Company in the preparation of the March 31, 2010 Quarterly Information — ITR. The Quarterly Information for the preceding periods, presented for comparative purposes, were adjusted to include the changes in accounting practices adopted in Brazil for 2010, and are being restated in accordance with CPC 23 — Accounting Policies, Changes in Accounting Estimates and Correction of Errors (“Politicas Contábeis, Mudança de Estimativa e Retificação de Erros”). In connection with our review of the quarterly information relating to the quarter ended March 31, 2010, we also reviewed the adjustments arising from the changes in accounting practices disclosed in Note 7.3 relating to the quarter ended March 31, 2009. We are not aware that those adjustments are inadequate or have not been appropriately recognized, taking into consideration all material aspects. We have been engaged solely to review the adjustments described in Note 7.3 and not to review and neither to apply any other form of procedure on the quarterly information for the quarter ended March 31, 2009, and, therefore, we do not express any form of conclusion on that quarterly information.

Rio de Janeiro, May 5, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 “S” RJ

A- Condensed Financial Statements
(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
1- Condensed Balance Sheet

Balances as of	In millions of Reais

		Consolidated		Parent Company
	Notes	March 31, 2010	December 31, 2009 (l)	March 31, 2010	December 31, 2009 (l)
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	7.6	20,266,871	13,220,599	2,335,918	1,249,980
Short term investments	7.7	21,643	6,524,906	—	—
Accounts receivable from customers		7,112,212	5,642,820	3,703,017	3,360,426
Related parties	7.8	143,705	144,029	5,256,544	4,359,807
Inventories	7.9	6,395,001	5,913,024	1,965,079	1,881,583
Taxes to recover or offset		2,835,346	2,684,662	1,813,700	1,880,888
Derivatives at fair value		315,844	182,932	128,942	—
Advances for suppliers		841,193	872,287	736,664	751,409
Others		1,855,678	1,579,687	190,199	154,816

		39,787,493	36,764,946	16,130,063	13,638,909
Non-current assets
Related parties	7.8	81,203	63,710	2,152,458	1,842,485
Loans and financing	7.13	303,984	285,894	154,194	135,906
Prepaid expenses		296,737	294,550	—	—
Judicial deposits	7.14	2,556,097	3,108,522	1,886,332	2,433,036
Advances to energy suppliers		873,348	889,227	—	—
Deferred income tax and social contribution		3,259,102	2,760,226	2,490,131	2,049,677
Taxes to recover or offset		1,559,088	1,539,910	110,358	157,993
Derivatives at fair value	7.24	1,312,950	1,506,084	982,607	1,097,690
Others		527,208	546,933	355,722	357,632

		10,769,717	10,995,056	8,131,802	8,074,419

Investments		4,579,462	4,589,890	90,417,032	87,894,653
Intangibles	7.11	22,773,475	22,604,578	17,415,271	17,312,970
Property, plant and equipment	7.12	106,188,535	102,495,433	34,625,943	33,882,584
Biological assets		239,489	288,286	236,320	285,117

		133,780,961	129,978,187	142,694,566	139,375,324

Total of assets		184,338,171	177,738,189	166,956,431	161,088,652

Liabilities, and stockholders’ equity
Current liabilities
Payable to suppliers and contractors		4,101,376	3,848,855	2,417,590	2,382,899
Payroll and related charges		1,044,558	1,556,360	630,386	1,009,912
Current portion of long-term debt	7.13	7,438,577	5,310,606	2,170,847	2,053,280
Short-term debt	7.13	660,893	646,325	—	—
Related parties		30,642	33,468	8,080,755	7,342,680
Taxes, contributions and royalties		198,711	255,915	92,795	97,317
Provision for income tax		260,414	366,132	—	—
Pension Plan		325,567	292,756	161,940	160,740
Ferrovia Norte Sul subconcession		520,728	496,262	—	—
Derivatives at fair value	7.24	197,997	263,595	—	—
Provision for asset retirement obligations	7.15	143,895	157,048	107,603	121,485
Dividends and interest on stockholders’ equity		2,907,283	2,907,283	2,907,283	2,907,283
Others		1,634,274	1,338,672	585,410	466,129

		19,464,915	17,473,277	17,154,609	16,541,725
Non-current liabilities
Pension Plan	7.16	3,224,968	3,099,313	603,051	636,496
Long-term debt		36,074,286	36,132,427	13,777,012	12,071,905
Related parties		102,704	103,164	27,737,324	28,110,935
Provisions for contingencies	7.14	3,692,504	4,201,617	2,101,252	2,730,560
Deferred income tax and social contribution		9,415,676	9,306,370	1,418,625	1,320,215
Derivatives at fair value	7.24	444,964	39,676	—	—
Provision for asset retirement obligations	7.15	2,045,704	1,930,752	756,518	724,037
Others		4,073,398	3,886,052	3,402,187	3,194,664

		59,074,204	58,699,371	49,795,969	48,788,812
Redeemable noncontrolling interest		1,309,423	1,272,314	—	—

		60,383,627	59,971,685	49,795,969	48,788,812

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,590,520 (2008 — 2,108,579,618) issued		18,469,222	18,469,222	18,469,222	18,469,222
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2008 — 3,256,724,482) issued		28,964,971	28,964,971	28,964,971	28,964,971
Mandatorily convertible notes — common shares		2,584,393	2,584,393	2,584,393	2,584,393
Mandatorily convertible notes — preferred shares		2,002,618	2,002,618	2,002,618	2,002,618
Treasury stock — 77,581,904 (2008 — 76,854,304) preferred and 74,997,899 (2008 — 74,937,899) common shares		(2,470,698)	(2,470,698)	(2,470,698)	(2,470,698)
Transaction cost of capital increase		(160,771)	(160,771)	(160,771)	(160,771)
Equity assessment adjust		48,223	14,190	(19,072)	14,190
Cumulative translation Adjustments		(7,484,724)	(8,886,380)	(7,484,724)	(8,886,380)
Revenue reserves		58,052,619	55,240,570	58,119,914	55,240,570

Total Company stockholders’ equity		100,005,853	95,758,115	100,005,853	95,758,115
Noncontrolling interests		4,483,776	4,535,112	—	—

Total stockholders’ equity		104,489,629	100,293,227	100,005,853	95,758,115

Total liabilities and stockholders’ equity		184,338,171	177,738,189	166,956,431	161,088,652

The accompanying notes are an integral part of these consolidated financial statements.

A free translation from the original in Portuguese, accounting practices adopted in Brazil)
2- Condensed Statement of Income

Period ended in (unaudited)	In millions of Reais (except as otherwise stated)

		Consolidated			Parent Company
	Notes	March 31, 2010	December 31, 2009 (l)	March 31, 2009 (I)	March 31, 2010	March 31, 2009 (I)
Operating revenues
Ore and metals		10,369,372	9,421,070	10,699,022	6,165,662	6,846,362
Aluminum-related products		1,095,625	1,085,957	1,048,818	102,953	125,038
Transport services		621,554	630,291	514,767	305,456	241,861
Steel products		209,794	133,355	169,915	—	—
Other products and services		286,977	410,520	483,318	56,466	81,879

		12,583,322	11,681,193	12,915,840	6,630,537	7,295,140

Cost of products and services
Ores and metals		(4,719,829)	(5,025,393)	(4,979,917)	(3,250,545)	(2,517,384)
Aluminum-related products		(946,447)	(1,030,020)	(1,051,383)	(168,970)	(110,334)
Transport services		(472,084)	(471,326)	(426,117)	(229,729)	(205,688)
Steel products		(190,711)	(129,158)	(154,046)	—	—
Other products and services		(306,129)	(544,646)	(263,615)	(22,178)	(50,010)

		(6,635,200)	(7,200,543)	(6,875,078)	(3,671,422)	(2,883,416)

Gross profit		5,948,122	4,480,650	6,040,762	2,959,115	4,411,724

Gross margin		47.3%	38.4%	46.8%	44.6%	60.5%

Operating expenses
Selling and Administrative		(565,487)	(695,435)	(564,214)	(306,196)	(272,342)
Research and development		(313,642)	(522,435)	(441,229)	(211,946)	(268,101)
Other operating expenses, net	7.22	(1,044,443)	(995,065)	(884,515)	(356,582)	(350,826)

		(1,923,572)	(2,212,935)	(1,889,958)	(874,724)	(891,269)

Operating profit		4,024,550	2,267,715	4,150,804	2,084,391	3,520,455

Equity results		7,214	22,447	13,450	2,260,694	897,814
		7,214	22,447	13,450	2,260,694	897,814
Financial results, net		(1,336,700)	(367,053)	(363,724)	(1,577,246)	(228,241)
Loss on disposal of assets		—	(331,138)	—	—	—

Income before income tax and social contribution		2,695,064	1,591,971	3,800,530	2,767,839	4,190,028

Deferred income tax and social contribution
Current		(511,930)	848,932	(1,157,050)	(339,064)	(1,091,415)
Deferred		865,377	335,192	397,927	563,074	50,646

	7.10	353,447	1,184,124	(759,123)	224,010	(1,040,769)

Results on continued operations		3,048,511	2,776,095	3,041,407	2,991,849	3,149,259

Results on discontinued operations	7.5	(224,448)	—	—	(112,505)	—

Net income of the period		2,824,063	2,776,095	3,041,407	2,879,344	3,149,259

Net income attributable to noncontrolling interests		(55,281)	68,489	(107,852)	—	—
Net income attributable to the Company’s stockholders		2,879,344	2,707,606	3,149,259	2,879,344	3,149,259

Earnings per preferred share		0.54	0.59	0.49	0.54	0.49
Earnings per common share		0.54	0.59	0.49	0.54	0.49
Earnings per preferred share linked to convertible mandatorily notes (*)		0.54	0.59	0.87	0.54	0.87
Earnings per common share linked to convertible mandatorily notes (*)		0.54	0.59	0.87	0.54	0.87

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.
The accompanying notes are an integral part of these consolidated financial statements.

3- Condensed Statement of Comprehensive Income (deficit)

In millions of Reais
Period ended in (unaudited)	(Except as otherwise stated)

	Consolidated			Parent Company
	March 31, 2010	December 31, 2009 (l)	March 31, 2009(I)	March 31, 2010	December 31, 2009 (l)	March 31, 2009 (I)

Comprehensive income (deficit) is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	2,879,344	2,707,606	3,149,259	2,879,344	2,707,606	3,149,259
Cumulative translation adjustments	1,401,656	(632,873)	(1,012,286)	1,401,656	(632,873)	(1,012,286)

Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end	11,434	(37,436)	303,601	11,434	(37,436)	303,601
Tax (expense) benefit	(8,219)	5,299	(81,637)	(8,219)	5,299	(81,637)

	3,215	(32,137)	221,964	3,215	(32,137)	221,964

Surplus (deficit) accrued pension plan
Cash flow hedge
Gross balance as of the period/year end	10,053	(9,414)	—	10,053	(9,414)	—
Tax (expense) benefit	(46,530)	(9,413)	—	(46,530)	(9,413)	—

	(36,477)	(18,827)	—	(36,477)	(18,827)	—

Total comprehensive income attributable to Company’s stockholders	4,247,738	2,023,769	2,358,937	4,247,738	2,023,769	2,358,937

Noncontrolling interests:
Net income attributable to noncontrolling interests	(55,281)	68,489	(107,852)
Cumulative translation adjustments	5,525	1,198,475	(11,657)
Cash flow hedge	8,106	(52,471)	—

Total comprehensive income (deficit) attributable to Noncontrolling interests	(41,650)	1,214,493	(119,509)

Total comprehensive income	4,206,088	3,238,262	2,239,428

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
4- Condensed Statement of Changes in Stockholders’ Equity

Period ended in (unaudited)	In millions of Reais

					Resources
					linked to
					mandatory						Cumulative		Total company
		Paid in	Transactions	Transactions	conversion in	Expansion /	Unrealized		Fiscal	Equity	translation	Retained	stockholders’	Noncontrolling
	Notes	capital	costs	costs	shares	Investments	profit	Legal	incentives	adjustments	adjustments	earnings	equity	interests	Equity

On December 31, 2008		47,434,193	(160,771)	(2,448,490)	3,063,833	38,883,814	38,521	3,383,677	89,844	7,945	5,982,074	—	96,274,640	—	96,274,640

Initial adjustments for adoption of new accounting practices	7.3	—	—	—	—	—	—	—	—	—	—	33,431	33,431	4,681,456	4,714,887
Reclassification of cumulative translation adjustments		—	—	—	—	—	—	—	—	—	(5,982,074)	5,982,074	—	—	—

On January 1, 2009 (l)		47,434,193	(160,771)	(2,448,490)	3,063,833	38,883,814	38,521	3,383,677	89,844	7,945	—	6,015,505	96,308,071	4,681,456	100,989,527

Net income for the period	7.3	—	—	—	—	—	—	—	—	—	—	3,149,259	3,149,259	(107,852)	3,041,407
Treasury stock	7.20	—	—	(23,642)	—	—	—	—	—	—	—	—	(23,642)	—	(23,642)
Adjustments for adoption on new practices for comparison	7.3	—	—	—	—	—	—	—	—	—	—	76,753	76,753	—	76,753
Cumulative translation Adjustments		—	—	—	—	—	—	—	—	—	(1,012,286)	—	(1,012,286)	(11,566)	(1,023,852)
Unrealized result of market value	7.24	—	—	—	—	—	—	—	—	221,964	—	—	221,964	—	221,964
Non-controlling shareholders’ interest		—	—	—	—	—	—	—	—	—	—	—	—	424	424

On March 31, 2009 (l)		47,434,193	(160,771)	(2,472,132)	3,063,833	38,883,814	38,521	3,383,677	89,844	229,909	(1,012,286)	9,241,517	98,720,119	4,562,462	103,282,581

On September 30, 2009 (l)		47,434,193	(160,771)	(2,470,698)	4,587,011	38,883,814	38,521	3,383,677	89,844	74,356	(8,253,507)	13,499,869	97,106,309	3,416,404	100,522,713

Net income for the period	7.3	—	—	—	—	—	—	—	—	—	—	2,707,606	2,707,606	68,489	2,776,095
Adjustments for adoption on new practices for comparison	7.3	—	—	—	—	—	—	—	—	—	—	633	633	—	633
Cumulative translation Adjustments		—	—	—	—	—	—	—	—	—	(632,873)	—	(632,873)	1,198,475	565,602
Cash flow hedge		—	—	—	—	—	—	—	—	(18,827)	—	—	(18,827)	(52,471)	(71,298)
Unrealized result of market value	7.24	—	—	—	—	—	—	—	—	(32,137)	—	—	(32,137)	—	(32,137)
Additional remuneration of mandatorily convertible securities	7.19	—	—	—	—	—	—	—	—	58,093	—	(58,093)	—	—	—
Non-controlling shareholders’ interest		—	—	—	—	—	—	—	—	—	—	—	—	(95,785)	(95,785)
Interim interest on stockholders’ equity		—	—	—	—	(370,507)	—	—	—	—	—	(94,805)	(465,312)	—	(465,312)
Stockholder’s remuneration payed		—	—	—	—	—	—	—	—	—	—	(2,907,284)	(2,907,284)	—	(2,907,284)
Appropriation to revenue reserves		—	—	—	—	6,653,282	(38,521)	512,447	119,653	—	—	(7,246,861)	—	—	—

On December 31, 2009 (l)		47,434,193	(160,771)	(2,470,698)	4,587,011	45,166,589	—	3,896,124	209,497	81,485	(8,886,380)	5,901,065	95,758,115	4,535,112	100,293,227

Net income for the period		—	—	—	—	—	—	—	—	—	—	2,879,344	2,879,344	(55,281)	2,824,063
Cumulative translation Adjustments		—	—	—	—	—	—	—	—	—	1,401,656	—	1,401,656	5,525	1,407,181
Cash flow hedge		—	—	—	—	—	—	—	—	(36,477)	—	—	(36,477)	8,106	(28,371)
Unrealized result of market value	7.24	—	—	—	—	—	—	—	—	3,215	—	—	3,215	—	3,215
Non-controlling shareholders’ interest		—	—	—	—	—	—	—	—	—	—	—	—	(9,686)	(9,686)

On March 31, 2010		47,434,193	(160,771)	(2,470,698)	4,587,011	45,166,589	—	3,896,124	209,497	48,223	(7,484,724)	8,780,409	100,005,853	4,483,776	104,489,629

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
5- Condensed Statement of Cash Flows

Period ended in (unaudited)	In millions of Reais

	Consolidated			Parent Company
	March 31, 2010	December 31, 2009 (l)	March 31, 2009 (I)	March 31, 2010	March 31, 2009 (I)

Cash flows from operating activities:
Net income for the period	2,824,063	2,776,095	3,041,407	2,879,344	3,149,259
Adjustments to reconcile net income for the period with cash provided by operating activities:

Results of equity investments	(7,214)	(22,447)	(13,450)	(2,260,694)	(897,814)
Sale of assets	—	331,138	—	—	—
Results on continued operations	224,448	—	—	112,505	—
Depreciation, amortization and depletion	1,360,305	1,448,976	1,296,765	493,250	441,193
Deferred income tax and social contribution	(865,377)	(335,192)	(397,927)	(563,074)	(50,646)
Monetary and exchange rate variations on assets and liabilities, net	(188,341)	(1,811,837)	361,845	663,120	(378,832)
Disposal of property, plant and equipment	193,717	176,850	162,431	175,877	70,773
Non recurring item — goodwill of Samitri	400,848	(366,595)	(43,775)	78,256	61,984
Dividends/interest on stockholders’ equity received	—	—	—	91,240	94,924
Others	244,393	(80,097)	(33,131)	397,842	73,424

	4,186,842	2,116,891	4,374,165	2,067,666	2,564,265

Decrease (increase) in assets:
Accounts receivable	(1,482,069)	565,449	1,007,191	(335,683)	2,988,598
Inventories	(435,710)	(185,803)	504,458	(5,591)	63,621
Advances to energy suppliers	—	—	15,879	—	—
Taxes to recover or offset	(10,019)	(820,322)	(164,804)	68,004	—
Others	566,784	82,315	(258,371)	51,938	120,194

	(1,361,014)	(358,361)	1,104,353	(221,332)	3,172,413

Increase (decrease) in liabilities:
Suppliers and contractors	146,025	1,375,364	(728,025)	34,690	(79,371)
Payroll and related charges	(521,208)	179,278	(341,404)	(379,525)	(346,209)
Taxes and contributions	(157,723)	(292,298)	312,207	164,101	776,486
Others	172,205	(333,491)	(108,292)	181,093	154,909

	(360,701)	928,853	(865,514)	359	505,815

Net cash provided by operating activities	2,465,127	2,687,383	4,613,004	1,846,693	6,242,493

Cash flows from investing activities:
Short term investments	6,503,263	1,585,146	(2,054,202)	—	—
Loans and advances receivable	16,560	(72,582)	(65,384)	91,408	(49,902)
Guarantees and deposits	(82,619)	11,938	(51,728)	(188,026)	(21,496)
Additions to investments	(50,000)	(2,032,492)	(166,077)	(538,033)	(2,511,749)
Additions to property, plant and equipment	(3,354,333)	(4,895,020)	(3,682,753)	(1,376,505)	(1,647,821)
Proceeds from disposal of property, plant and equipment/investments	—	292,523	—	—	—
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	—	—	(2,133,721)	—	—

Net cash used in investing activities	3,032,871	(5,110,487)	(8,153,865)	(2,011,156)	(4,230,968)

Cash flows from (used in) financing activities:
Short-term debt additions	3,075,770	761,393	356,101	379,444	266,974
Short-term debt repayments	(3,106,801)	(756,418)	(401,719)	(779,760)	(2,958,488)
Long-term debt	2,005,499	2,873,600	540,936	1,815,921	429,072
Related parties	—	—	—	—	(4,795)
Financial institutions	(463,330)	(118,352)	(241,267)	(165,212)	(190,562)
Dividends and interest on stockholders’ equity paid to stockholders	(2,227)	(2,646,655)	—	—	—
Treasury stock	—	—	(23,642)	—	(23,642)

Net cash provided by (used in) financing activities	1,508,911	113,568	230,409	1,250,393	(2,481,441)

Increase (decrease) in cash and cash equivalents	7,006,909	(2,309,536)	(3,310,452)	1,085,930	(469,916)
Cash and cash equivalents of cash, beginning of the period	13,220,598	15,560,596	24,639,245	1,249,980	6,712,705
Effect of exchange rate changes on cash and cash equivalents	39,364	(30,462)	(8,797)	—	—
Initial cash in new consolidated subsidiary	—	—	—	8	—

Cash and cash equivalents, end of the period	20,266,871	13,220,598	21,319,996	2,335,918	6,242,789

Cash paid during the period for:
Short-term interest	(7,816)	(22,745)	(35,794)	(1,660)	(81,442)
Long-term interest	(448,669)	(513,133)	(647,133)	(185,960)	(641,357)
Income tax and social contribution	(251,890)	(1,795,119)	(335,254)	—	—
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(83,002)	(102,521)	(134,359)	(26,791)	(10,617)
Transfer of advance for future capital increase to investments	—	—	—	(321,500)	(124,550)

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.
The accompanying notes are an integral part of these consolidated financial statements.

6- Condensed Statement of Added Value

Period ended in (unaudited)	In millions of Reais

	Consolidated		Parent Company
	March 31, 2010	March 31, 2009 (I)	March 31, 2010	March 31, 2009 (I)
Generation of added value
Gross revenue
Revenue from products and services	13,029,349	13,188,983	6,971,347	7,474,223
Revenue from the construction of own assets	3,211,819	2,673,312	1,385,397	1,724,470
Allowance for doubtful accounts	(6,597)	(10,460)	(5,098)	(6,273)
Less: Acquisition of products	(413,160)	(387,715)	(256,792)	(43,956)
Outsourced services	(1,691,695)	(1,880,905)	(1,098,966)	(609,469)
Materials	(4,727,239)	(3,755,813)	(2,490,098)	(2,589,068)
Fuel oil and gas	(773,598)	(598,331)	(316,569)	(208,557)
Energy	(445,504)	(414,293)	(217,480)	(124,002)
Other costs	(2,009,716)	(1,887,823)	(943,381)	(975,487)

Gross added value	6,173,659	6,926,955	3,028,360	4,641,881

Depreciation, amortization and depletion	(1,360,305)	(1,296,765)	(493,250)	(441,193)

Net added value	4,813,354	5,630,190	2,535,110	4,200,688

Received from third parties

Financial revenue	98,809	1,087,530	40,409	695,476
Equity results	7,214	13,450	2,260,694	897,814

Total added value to be distributed	4,919,377	6,731,170	4,836,213	5,793,978

Personnel	1,123,241	1,333,233	629,504	571,542
Taxes, rates and contribution	(109,989)	146,153	(66,280)	101,253
	511,930	1,157,050	339,064	1,091,415
	(865,377)	(397,927)	(563,074)	(50,646)
Remuneration on third party’s capital	1,435,509	1,451,254	1,617,655	931,155
Stockholders	2,879,344	3,149,259	2,879,344	3,149,259
Minority interest	(55,281)	(107,852)	—	—

Distribution of added value	4,919,377	6,731,170	4,836,213	5,793,978

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.
The accompanying notes are an integral part of these consolidated financial statements.

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
7- Notes To The Interim Condensed Financial Statements
(In millions of Brazilian Reais, except as otherwise stated)
7.1- Operational Context
Vale S.A, previously denominated Companhia Vale do Rio Doce, (“Vale”, the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil, whose main activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in nickel, copper, precious metals, cobalt (sub product), manganese, ferroalloys, kaolin, coal, steel and aluminum-related products.
On March 31, 2010 the principal operational consolidated subsidiaries and jointly controlled companies that we proportionally consolidate are:

		% voting
Subsidiary	% ownership	capital	head office location	Principal activity

Parent Company
Alumina do Norte do Brasil S.A. — Alunorte	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras	51.00	51.00	Brazil	Aluminum
Ferrovia Centro-Atlântica S.A.	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistic
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.09	59.09	Indonesia	Nickel
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Colombia Ltd	100.00	100.00	Colombia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A.	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France	100.00	100.00	France	Ferroalloys
Vale Manganèse Norway	100.00	100.00	Norway	Ferroalloys

Jointly-controlled companies
California Steel Industries, Inc.	50.00	50.00	Estados Unidos	Steel
Mineração Rio do Norte S.A.	40.00	40.00	Brazil	Bauxita
MRS Logística S.A.	41.50	37.86	Brazil	Logistic
Samarco Mineração S.A.	50.00	50.00	Brazil	Minério de ferro
7.2- Summary of the Condensed Financial Statements and of the Principal Accounting Practices
The non audited quarterly condensed financial statements were prepared under the CPC 21 — Interim Financial Reporting and based on the Brazilian Corporate Law (with the new text by Law 11,638), Law 11,941 the standards, guidelines and interpretations issued by the Accounting Standards Committee - “CPC” and by the Securities and Exchange Commission of Brazil — “CVM”.
The Company adopted from January 1, 2010, retroactively to January 1, 2009, for comparison purposes all the Accounting Standards issued by CPC and approved by CVM. So, certain balances and presentations previously disclosed are being resubmitted in comparison basis. Except as described in note 7.3, the quarterly financial statements followed the principles, methods and uniform criteria in relation to those adopted at the last fiscal year closing ended in December 31, 2009 and therefore should be read together with these.
In preparing of the financial statements, the use of estimates is required to book certain assets, liabilities and transactions. Consequently, the financial statements of Vale include certain estimates related to the useful lives of property, plant and equipment, contingencies, operational provisions and other similar evaluations. The actual amounts for the quarter periods are not necessarily indicative of the actual results for the period ended in December 31, 2010.

The monetary rights and obligations denominated in foreign currencies are translated at the prevailing exchange rates at the time the balance sheet date, of which US$ 1,00 equal to R$ 1,7810 on March 31, 2010 (US$ 1,00 equal to R$ 2,3152 on March 31, 2009), for monetary items. For non monetary items valued at cost, we use the exchange rate at the day of the transaction or average rate of the month when they occur. For non monetary items measured at fair value, we use the exchange rate at the day of the transaction. Monetary rights and obligations in Brazilian currency are financially updated using contractual indexes.
Vale evaluated subsequent events until May 5, 2010, which is the date of the quarterly condensed financial statements.
7.3- Adoption of new practices and accounting estimates
During 2009, the CPC issued accounting standards that after approval by the CVM became mandatory for adoption for the year ended as of December 2010 and 2009 financial statements disclosed for purposes of comparison. Therefore, the Company adopted these standards in the condensed consolidated financial statements and in the parent Company from the first quarter of 2010, and made the necessary adjustments in the financial statements for the quarters ended March 31 and December 31, 2009.
The statements issued by the Accounting Standards Committee — “CPC” and approved by the Securities Commission — CVM, applicable to the Company, with effect from the year ending December 2010 are:
CPC 15 Business Combinations, which aims to improve the relevance, reliability and comparability of information that an entity provides in its financial statements about a business combination and its effect on the assets acquired and liabilities assumed. During the initial process of adoption we did not identify any significant adjustments.
CPC 16 Inventories. The objective of this Standard is to determine the measurement of inventories purchased for resale, the ones held for consumption or industrial use or in provision of services, in-process and finished goods ready for sale. During the initial process of adoption we did not identify any significant adjustments.
CPC 18 Investment in subsidiaries and affiliates. The objective of this Standard is to specify how the investments in affiliates should be accounted in the consolidated financial statements and in the financial statements of the Parent Company. During the initial process of adoption we did not identify any significant adjustments.
CPC 19 Investment in Controlled Joint Venture. The objective of this Standard is to specify how to account for interests in jointly controlled ventures (joint ventures) and the distribution of assets, liabilities, revenues and expenses of these enterprises in the financial statements of the investees. During the initial process of adoption we did not identify any significant adjustments.
CPC 20 Borrowing Costs. The objective of this Statement is the recognition of the borrowing costs that are directly attributable to the acquisition, construction or production of assets eligible for capitalization, taking part of the cost of such assets. During the initial process of adoption we did not identify any significant adjustments.
CPC 21 Interim Financial Reporting. The objective of this Standard is to establish the minimum content of an interim financial statement and the principles for recognition and measurement of complete and condensed financial statements for the interim period. The Company has adopted this standard in January 1, 2010, according to note 7.2.
CPC 22 Segments Information. The objective of this Standard is to provide the disclosure that will enable users of financial statements to assess the nature and financial effects of business activities in which it is involved and the economic environments in which it operates. The Company discloses in their annual statements the segment information and starting on March 31, 2010, comparative information, having no material change in relation to accounting records.

CPC 23 Accounting Policies, Changes in Estimates and Error Correction. The objective of this standard is to define criteria for selecting and changing accounting policies, together with the accounting treatment and disclosure of change in accounting policies, changes in accounting estimates and correction of error, improve the relevance and reliability of financial statements of the entity, and to enable comparability over time with the financial statements of other entities. The Company discloses in its financial statements at the end of each fiscal year, all accounting policies adopted by it, and any change or new address, follow all the decisions and guidelines for adoption. Therefore, in line with CPC 21 and CPC 23, the Company is disclosing all policies that change with the adoption of CPCs.
CPC 24 Subsequent Events. The objective of this Statement is to determine when the entity must adjust its financial statements with respect to the subsequent events to the accounting period which refers these statements, the information that the entity must disclose about the date on which the authorization is granted to issue the financial statements and the subsequent events following the accounting period related to these statements, and establish that the entity should not prepare its financial statements based on the continuity assumption if events after the accounting period related to the statements indicate that the continuity assumption is not appropriate. The Company has adopted this approach in their statements.
CPC 25 Provisions, Contingent Liabilities and Contingent Assets. The goal is to establish criteria to be applied for recognition and measurement basis to correct measurement of provisions, liabilities and contingent assets and that sufficient information is disclosed in the notes to allow users to understand their nature, timeliness and value. The Company adopts practices very similar to this statement.
CPC 26 Presentation of Financial Statements. The goal is to define the basis for presentation of the financial statements to ensure comparability both with the financial statements for prior periods with the same entity as the financial statements of other entities. In this scenario, this standard establishes general requirements for the submission of financial statements, establishes guidelines for their structure and minimum requirements of content. The Company will adopt this standard for the complete annual financial statements in December 31, 2010.
CPC 27 Properties, Plant and Equipment. The goal is to establish the accounting treatment for fixed assets, so that users of financial statements can differentiate information about the entity’s investment in its fixed assets, and its variances. The main points to consider in accounting for fixed assets are the recognition of assets, the determination of their carrying amount, their depreciation (useful life) and assessing the need for recognition of impairment for losses to be recognized. The Company and its subsidiaries have been practicing the guidance in this standard.
CPC 29 Biological Assets and Agricultural Product. The goal is to establish the accounting treatment, and their disclosures relating to biological assets and agricultural products. The Company has in its financial records these assets, and during the initial process of adoption we did not identify any significant adjustments.
CPC 30 Revenue. The objective of this Standard is to establish criteria for the accounting treatment of revenue from certain types of transactions and events. It must be recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. The Company has adopted the criteria required by this Statement, and there is no significant adjustment to be recorded, except for the presentation of net revenue and not gross revenue in the results.
CPC 31 Non-Current Assets Held for Sale and Discontinued Operations. The objective of this Standard is to establish the accounting of non-current assets held for sale with the presentation and disclosure of discontinued operations. In particular, the Standard requires that assets which meet the criteria for classification as held for sale are measured at lower of book value or the fair value less cost to sell. The depreciation or amortization of the assets ceases and the assets are presented separately in the balance sheet and the results of discontinued operations are presented separately in the income statement. The Company adopted this guidance.
CPC 32 Income Taxes. The objective of this Technical Standard is to prescribe the accounting treatment for taxes on income. The term tax on profit and includes all taxes and foreign national contributions are based on taxable profits. The term tax on profit also includes income taxes, such as withholding, which are due by the entity itself, through a subsidiary, affiliate or joint venture in which it participates. The effects relating to changes of due to the standard are the table of adjustment for adoption of new practices and accounting estimates.
CPC 33 Employee Benefits. The objective of this Standard is to address the accounting and disclosure for employee benefits. This requires the entity to recognize a liability when the employee renders service in exchange for benefits to be paid in the future, and an expense when the entity uses the economic benefit from the service received by the employee. The Company has in its financial statements, accounting records relating to events related to employee benefits, including events related to post-employment benefits and other post-employment benefits. The effects relating to changes of the standard are presented in the table of adjustments for adoption of new practices and accounting estimates.

CPC 36 Consolidated Statements. The objective of this Standard is to increase the relevance, reliability and comparability of information that the parent Company provides in its financial statements, and the entities that are under control. It specifies the circumstances in which the entity should consolidate the financial statements of another entity (a subsidiary), the treatment in changes in ownership, in loss of controlling interest and the information that must be evidenced to enable users of financial statements to assess the nature of the relationship between the entity and its subsidiaries. The effects relating to changes of this standard are presented in the table of adjustments for adoption of new practices and accounting estimates.
CPC 37 Initial Adoption of International Accounting Standards. The objective of this Standard, basically applied to the consolidated financial statements, is to ensure that the first consolidated financial statements of an entity in accordance with International Accounting Standards issued by the IASB — International Accounting Standards Board (IFRSs — International Financial Reporting Standards) and the disclosures accounting for the interim periods covered by such financial statements contain high quality information and have the same net income and stockholders’ equity, except in exceptional situations. The Company is adopting the standard in January 1, 2010, and comparing to January 1, 2009. The statements (note for the first adoption, with the appropriate reconciliations) will be released on December 31, 2010, compared to 2009.
CPC 38 Financial Instruments: Recognition and Measurement, CPC 39 Financial Instruments: Presentation and CPC 40 Financial Instruments: Disclosure. The goal of the CPC 38 is to establish principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. The goal of the CPC 39 is to establish principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and liabilities. Applying the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments, the classification of their interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities should be offset. The goal of the CPC 40 is to require the entity to disclose in its financial statements what allows users to evaluate the significance of the financial instrument for the financial position and performance of the entity and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and the end of the accounting period, and how the entity manages those risks. The Company already adopted the concepts and requirements in accordance with this standard. During the initial adoption process, the relevant effects were identified, and described in the table of adjustments for adoption of new practices and accounting estimates.
In addition to these standards we also adopt the respective interpretations and guidelines applicable mainly to the ICPC in 01 which deals with the Concession Contracts. The objective of this interpretation is to guide the Concessioners about the accounting methods of public service concessions to private entities. This standard applies to concessions if the Grantor has control of which services the Concessioner must provide with the infrastructure, to which the services must be provided, their price or any significant salvage value existing at the end of the concession period. It is also applied to the infrastructure already existing or acquired by the Concessionaire with third parties. The Company began to recognize in the intangible line, the assets of that category.
Thus, for the periods covered by the first financial statements in accordance with the new principles, the Company has evaluated the new rules and as a result of the adoption of the standards relevant to their initial balances has made adjustments in the intermediate and comparative statements as follows:
Employee benefits (CPC 33) — The Company made early records in employee benefit plans immediately, recognized an increase in liabilities with the offset in deferred income tax assets and in equity. Increase caused by the difference between the old and the new accounting policy. In these balances also are included gains and losses relating to previous accounting policy, which would fall within the limits of the corridor practices adopted by the Company for recognition of actuarial gains and losses from employee benefit plans in the previous principles, which continued to being adopted for new principles.
Provision for assets retirement obligation (CPC 25) — The entries made for the initial adoption of this statement; refer to the differences between the interest rates on long-term historical items used in previous and current use in new items for the discounted present value of obligations for asset retirement.
Financial instruments (CPC 38) — the entries made for the initial adoption of this standard are related to the additional remuneration of mandatorily convertible securities, debt remuneration, and by the new principle reclassified as capital remuneration (additional dividends).
Leasing — The Company recognized as fixed assets with an offset in loans and financing, the amount due to leasing contracts previously classified as operational leasing.

Deferred income tax — The adjustments in this account refer basically a transfer of the shares recorded as current assets to non-current liabilities, according to CPC 26. The amount comprises with a tax loss of the parent Company of R$ 717,476 March 31, 2010 against R$ 799,243 December 31, 2009, and expects to realize it even in 2010.
Investments — The necessary entries made on the parent Company required by the adoption of new accounting principles for the affiliates. The effects of the adjustments are listed in the table below.
Minority interest — This line is now called Non-controlling shareholders’ participation and was assigned to Equity in accordance with CPC 26 and CPC 36. The participation of non-controlling shareholders, recorded in Equity requires that the movement of items of those shareholders occur in a similar way as those submitted to the controlling shareholders.
Redeemable non-controlling shareholders — the participation of non-controlling shareholders that is redeemable upon the occurrence of certain events beyond the control of the Company was classified as shares of redeemable non-controlling shareholders in non-current liabilities.
Adjustments of the Adoption of New Accounting Practices and Estimates

	Consolidated
			Minority		Parent Company
Opening balance of new international accounting practices on January 1, 2009	Assets	Liabilities	interest	Equity	Assets	Liabilities	Equity
Balance prior to the adoption of new practices	184,845,948	82,489,989	6,081,319	96,274,640	171,759,376	75,484,736	96,274,640

Employee Benefits	102,817	108,208	—	(5,391)	102,817	302,402	(199,585)
Assets Retirement Obligation	(48,169)	(87,843)	—	39,674	—	—	—
Leasing	18,437	19,289	—	(852)	—	—	—
Deferred Income Taxes	(429,936)	(429,936)	—	—	—	—	—
Investments	—	—	—	—	233,016	—	233,016
Judicial deposits	1,126,238	1,126,238	—	—	861,791	861,791	—

Adjustments to the new accounting practices on January 1, 2009	769,387	735,956	—	33,431	1,197,624	1,164,193	33,431

Equity of controlled shareholders				96,308,071
Non-controlling shareholders’ participation — OCI	—	—	(4,691,278)	4,691,278	—	—	—
Redeemable non-controlling shareholders	—	1,390,041	(1,390,041)	—	—	—	—

Balance on January 1, 2009 with the new practices	185,615,335	84,615,986	—	100,999,349	173,436,415	77,128,344	96,308,071

	Consolidated
			Minority		Parent Company
On March 31, 2009 — 1st quarter of 2009	Assets	Liabilities	interest	Equity	Net income	Assets	Liabilities	Equity	Net income
Balance in March 31, 2009 prior to the adoption of new practices	187,954,278	83,326,291	6,016,408	98,611,579	3,150,903	172,461,210	73,849,631	98,611,579	3,150,903

Opening balance adjustments on 01/01/09	(356,851)	(390,282)	—	33,431	—	335,833	302,402	33,431	—

	187,597,427	82,936,009	6,016,408	98,645,010	3,150,903	172,797,043	74,152,033	98,645,010	3,150,903

Employee Benefits	(2,529)	(84,082)	—	81,553	1,327	(2,529)	(7,438)	4,909	4,909
Assets Retirement Obligation	13,762	20,582	—	(6,820)	(3,411)	—	—	—	—
Leasing	(1,838)	(2,214)	—	376	440	—	—	—	—
Deferred Income Taxes	(18,259)	(18,259)	—	—	—	—	—	—	—
Investments	—	—	—	—	—	70,200	—	70,200	(6,553)
Judicial deposits	1,151,379	1,151,379	—	—	—	938,681	938,681	—	—

Adjustments to the new accounting practices of 1Q10	1,142,515	1,067,406	—	75,109	(1,644)	1,006,352	931,243	75,109	(1,644)

Equity of controlled shareholders			—	98,720,119	3,149,259

Opening balance adjustments on 01/01/09	—	—	(4,691,278)	4,691,278	—	—	—	—	—
Non-controlling shareholders’ participation — OCI	—	—	119,085	(119,085)	(107,852)	—	—	—	—
Redeemable non-controlling shareholders	—	1,444,215	(1,444,215)	—	—	—	—	—	—

Balance on 03/31/09 with the new practices	188,739,942	85,447,630	—	103,292,312	3,041,407	173,803,395	75,083,276	98,720,119	3,149,259

	Consolidated
			Minority			Parent Company
On December 31, 2009 - 4Q09	Assets	Liabilities	interest	Equity	Net income	Assets	Liabilities	Equity	Net income
Balance in 12/31/09 prior to the adoption of new practices	175,738,728	74,194,328	5,807,426	95,736,974	2,628,094	159,757,929	64,020,955	95,736,974	2,628,094
Adjustments to prior quarters	(88,624)	(29,621)	—	(59,003)	—	221,248	280,251	(59,003)	—

	175,650,104	74,164,707	5,807,426	95,677,971	2,628,094	159,979,177	64,301,206	95,677,971	2,628,094
Employee Benefits	(11,537)	(108,509)	—	96,972	3,824	(11,537)	(33,932)	22,395	22,395
Assets Retirement Obligation	(67,200)	(49,846)	—	(17,354)	16,651	—	—	—	—
Additional Remuneration of Mandatorily Convertible Securities	—	—	—	—	59,062	—	—	—	—
Leasing	(1,323)	(1,849)	—	526	(25)	—	—	—	—
Deferred Income Taxes	1,537,654	1,537,654	—	—	—	—	—	—	—
Investments	—	—	—	—	—	57,749	—	57,749	57,117
Judicial deposits	630,491	630,491	—	—	—	1,063,263	1,063,263	—	—

Adjustments to the new accounting practices of 4Q10	2,088,085	2,007,941	—	80,144	79,512	1,109,475	1,029,331	80,144	79,512

Equity of controlled shareholders			—	95,758,115	2,707,606

Non-controlling shareholders’ participation — OCI	—	—	(4,535,112)	4,535,112	68,489	—	—	—	—
Redeemable non-controlling shareholders	—	1,272,314	(1,272,314)	—	—	—	—	—	—

Balance on 12/31/09 with the new practices	177,738,189	77,444,962	—	100,293,227	2,776,095	161,088,652	65,330,537	95,758,115	2,707,606

7.4- Principles and Consolidation Practices
The quarterly condensed consolidated financial statements reflect the balances of assets, liabilities and shareholders’ equity at March 31, 2010 and December 31, 2009 and the operations for the quarters ended March 31, 2010, December 31, 2009 and March 31, 2009 of the parent Company and its direct and indirect subsidiaries and shared control. Overseas operations are translated into the reporting currency of financial statements in Brazil and are accounted for under equity, full or proportional consolidation of financial statements.
Vale participation in hydroelectric projects is done through consortium contracts under which the Company participates in assets and liabilities of enterprises in proportion to the share holding of the power generated. The Company has no joint liability for any obligation. Since there is no legal entity for the project, there are no stand alone, income tax, net income and equity. Brazilian law clearly states that no separate entity as a result of the consortium contract. Thus, Vale recognizes the proportionate share of costs and undivided interests in assets related to hydroelectric projects.
7.5- Acquisitions and Divestments
In line with our strategy to become a leading global player in the fertilizer business, during the first quarter of 2010, Vale entered into purchase agreements to acquire fertilizer assets in Brazil. Among these assets are phosphate rock mines and phosphates plants formerly owned by Bunge Participações e Investimentos, and a direct and indirect ownership of 78.9% in the equity capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) formerly owned by Bunge, Fertifós, Heringer, Fertipar, Yara e Mosaic. The total amount to be paid by these assets will be US$ 5,660 million. These transactions are still subject to the customary conditions precedent such as approval of governmental regulatory agencies. The control over these businesses has not been obtained at the date these financial statements were approved.
The Company entered into agreements to sell a minority interest on Bayóvar Project with Mosaic Company (Mosaic) and Mitsui & Co. Ltd. (Mitsui). The amount expected to be received for this ownership is US$ 660 million. The control of this project will be held by Vale. The transaction is subject to the finalization of the definitive shareholders’ agreement and commercial off take agreements and certain governmental regulatory approvals and other customary closing conditions.
As part of our portfolio management, we have entered into negotiations with the intention to sell our net assets of linked to kaolin activity. We have measured these assets at fair value and recognized in 1Q10, results an estimated loss in the amount of R$ 224,448 (R$ 112,505 in the parent Company).
7.6- Cash and cash equivalents

	Consolidated		Parent Company
	March 31, 2010		March 31, 2010
	(unaudited)	40178	(unaudited)	40178

Cash	1,291,692	1,405,352	100,434	85,693
Short-term investments	18,975,179	11,815,247	2,235,484	1,164,287

	20,266,871	13,220,599	2,335,918	1,249,980

All the above mentioned time deposits represent low risk investments. Part of them is denominated in Brazilian Reais indexed to the CDI rate, and part denominated in US dollars.
7.7- Short-Term Investments

	Consolidated
	March 31, 2010
	(unaudited)	40178

Time deposits (*)	21,643	6,524,906
Represent law risk investments with redemption between 91 and 360 days.

7.8- Related parties
In the Company’s normal course of business, Vale enters into transactions with related parties regarding the sale and purchase of products and services, including the leasing of assets, loans under normal market conditions, marketing of raw material and rail transport services.
The balances of related parties operations, and its effects in the quarterly information’s, can be identified as follows:

	Consolidated
	Assets
	March 31, 2010 (unaudited)		December 31, 2009
	Customers	Related Parties	Customers	Related Parties
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	385	210	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	29,202	131	29,297	136
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	1,043	—	1,042	—
Korea Nickel Corporation	5,877	—	18,922	—
Mineração Rio do Norte S.A.	216	16	—	—
MRS Logistica S.A.	359	360	—	—
Samarco Mineração S.A.	16,178	32,558	10,298	37,418
Others	70,462	191,633	32,431	170,185

Total	123,722	224,908	91,990	207,739

Registered as:
Current	123,722	143,705	91,990	144,029
Long-term	—	81,203	—	63,710

	123,722	224,908	91,990	207,739

	Consolidated
	Liabilities
	March 31, 2010 (unaudited)		December 31, 2009
	Suppliers	Related Parties	Suppliers	Related Parties
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	12,151	1,912	4,712	1,912
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	68,979	2,182	27,861	1,051
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	4,016	—	4,783	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	16,451	9,520	8,307	9,518
Minas da Serra Geral	—	11,917	8,068	14,236
Mineração Rio do Norte S.A.	14,185	—	25,839	—
MRS Logistica S.A.	303,797	107,813	309,783	109,376
Others	57,085	2	119,496	539

Total	476,664	133,346	508,849	136,632

Current	476,664	30,642	508,849	33,468
Long-term	—	102,704	—	103,164

	476,664	133,346	508,849	136,632

	Parent Company
	Asset
	March 31, 2010 (unaudited)		December 31, 2009
	Customers	Related Parties	Customers	Related Parties
ALUNORTE — Alumina do Norte do Brasil S.A.	17,210	67,593	33,071	71,526
Companhia Portuária Baía de Sepetiba — CPBS	705	152,554	—	—
CVRD OVERSEAS Ltd.	244,116	—	544,802	174
Ferrovia Centro — Atlântica S.A.	37,718	69,057	59,134	68,075
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	765	7,280	709	421
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	59,364	267	59,555	12
Minerações Brasileiras Reunidas S.A. — MBR	771	610,305	6,033	686,804
MRS Logistica S.A.	436	37,351	1,277	6,018
Salobo Metais S.A.	3,255	233,555	3,499	233,555
Samarco Mineração S.A.	32,356	791,707	20,596	74,836
Vale International S.A.	2,170,816	4,642,374	1,672,019	4,652,712
Vale Manganês S.A.	32,723	181,205	36,022	181,205
Others	149,241	615,754	169,083	226,954

Total	2,749,476	7,409,002	2,605,800	6,202,292

Current	2,749,476	5,256,544	2,605,800	4,359,807
Non-current	—	2,152,458	—	1,842,485

	2,749,476	7,409,002	2,605,800	6,202,292

	Parent Company
	Liabilitie
	March 31, 2010 (unaudited)		December 31, 2009
	Suppliers	Related Parties	Suppliers	Related Parties
ALUNORTE — Alumina do Norte do Brasil S.A.	8,074	—	15,732	—
Baovale Mineração S.A.	44,470	—	38,790	—
Companhia Portuária Baía de Sepetiba — CPBS	100,785	2,315	30,185	2,319
CVRD OVERSEAS Ltd.	—	—	4	490,955
Ferrovia Centro — Atlântica S.A.	14,077	—	14,101	1,583
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	24,303	—	9,424	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	140,459	4,444	56,732	2,140
Minerações Brasileiras Reunidas S.A. — MBR	28,364	173,010	30,203	87,628
MRS Logistica S.A.	416,563	—	433,122	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	33,573	21,203	16,953	21,199
Salobo Metais S.A.	59,300	—	16,200	—
Vale International S.A.	100,571	35,360,850	41,740	34,807,832
Vale Manganês S.A.	—	—	—	8
Others	69,805	256,257	142,400	39,951

Total	1,040,344	35,818,079	845,586	35,453,615

Current	1,040,344	8,080,755	845,586	7,342,680
Non-current	—	27,737,324	—	28,110,935

	1,040,344	35,818,079	845,586	35,453,615

	Consolidated
	Income		Cost and expenses		Financial
	March 31, 2010		March 31, 2010		March 31, 2010
	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
Baovale Mineração S.A.	1,552	4,812	4,523	18,281	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	10,631	33,009	28	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	65,217	75,178	104,145	68,374	1,389	(1,862)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	5,253	17,047	(10)	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	9,213	43,546	27	(569)
Log-in S.A.	4,968	27,967	—	—	(42)	747
Mineração Rio do Norte S.A.	—	—	34,244	240,068	(101)	—
MRS Logistica S.A.	2,754	13,173	119,336	525,716	(3,701)	(29,906)
Samarco Mineração S.A.	59,318	92,234	—	—	—	—
Others	—	2,127	7,716	10,757	1,171	—

	133,809	215,491	295,061	956,798	(1,239)	(31,590)

	Parent Company
	Income		Cost and expenses		Financial
	March 31, 2010		March 31, 2010		March 31, 2010
	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009	(unaudited)	December 31, 2009
ALBRAS — Alumínio Brasileiro S.A.	104,048	129,916	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	87,984	367,512	39,329	131,027	1,193	(22,405)
Baovale Mineração S.A.	3,419	9,624	9,046	36,562	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	21,261	66,018	56	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	141,909	161,299	185,867	129,852	2,819	(3,267)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	10,699	34,719	(20)	(1,040)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	18,801	88,869	56	63,203
Companhia Portuária Baia de Sepetiba — CPBS	—	—	61,080	290,833	—	(6,619)
CVRD Overseas Ltd.	623,937	2,550,763	—	—	(7,220)	131,189
Ferrovia Centro — Atlântica S.A.	41,223	181,720	18,319	9,021	3,592	4,647
MRS Logistica S.A.	3,901	19,223	203,993	899,659	—	—
Samarco Mineração S.A.	118,636	184,469	—	—	(13)	—
Vale Energia S.A.	—	—	83,081	217,047	5	—
Vale International S.A.	4,418,565	19,002,471	—	—	(870,577)	8,370,822
Vale Manganês S.A.	25,144	72,429	—	—	30	—
Others	4,762	17,538	5,378	21,516	4,800	25,229

	5,573,528	22,696,964	656,854	1,925,123	(865,279)	8,561,759

Additionally, Vale has outstanding balances with Banco Nacional de Desenvolvimento Social and BNDES Participações S.A. in the amounts of R$ 2,955,321 and R$ 1,171,684 on March 31, 2010, respectively, related to loans with charges at market interest rates, maturing up to September, 2029. These operations are booked as “Loans and Financing”
Vale also has short-term investments with Bradesco in the amount of R$ 144,756 in March 31, 2010.

March 31, 2010
Remuneration of key management personnel	(unaudited)

Short-term benefits to management	55,641
Other long-term benefits to management	11,908

Total	67,549

7.9- Inventories

	Consolidated		Parent Company
	March 31, 2010 (unaudited)	40178	March 31, 2010 (unaudited)	December 31, 2009

Finished products
Nickel (co-products and by-products)	2,293,312	1,885,788	59,101	56,531
Iron ore and pellets	1,359,596	1,324,230	1,081,842	999,797
Manganese and ferroalloys	303,878	289,538	—	—
Aluminum products	291,917	251,169	216	1,094
Kaolin	72,451	73,402	—	—
Copper concentrate	110,921	89,187	—	—
Coal	63,666	60,754	63,666	60,754
Steel products	49,710	24,776	—	—
Others	23,849	13,528	67,434	29,782

	4,569,300	4,012,372	1,272,259	1,147,958
Spare parts and maintenance supplies	1,825,701	1,900,652	692,820	733,625

	6,395,001	5,913,024	1,965,079	1,881,583

7.10- Deferred Income Tax and Social Contribution
Income taxes in Brazil of comprise federal income tax and social contribution on net income. The statutory rate applicable for the periods presented is 34%. In other countries where we have operations, the taxation rate varies between 1.67% and 40%.
The amount presented as income tax and social contribution result in the consolidated financial statements is reconciled with the rates established by law, as follows:

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Accumulated
	March 31, 2010	December 31, 2009 (l)	March 31, 2009 (I)	March 31, 2010 (unaudited)	December 31, 2009 (l)
Income before income tax and social contribution	2,695,064	1,591,971	3,800,530	2,767,839	4,190,028
Results of equity investment and goodwill amortization	(7,214)	(22,447)	(13,450)	(2,260,694)	(897,814)
Tax effect on non taxable functional currency	(768,482)	866,018	1,431,294	—	—

	1,919,368	2,435,542	5,218,374	507,145	3,292,214

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%
Federal income tax and social contribution at statutory rates	(652,585)	(828,084)	(1,774,247)	(172,429)	(1,119,353)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	374,000	872,050	—	374,000	—
Fiscal incentives	48,312	113,259	63,472	25,168	40,847
Results of overseas companies taxed by different rates which difference than the parent company rate	568,261	769,235	721,943	—	—
Others	15,459	257,664	229,709	(2,729)	37,737

Income tax and social contribution	353,447	1,184,124	(759,123)	224,010	(1,040,769)

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.

	Consolidated		Parent Company
Intangible	March 31, 2010 (unaudited)	December 31, 2009	March 31, 2010 (unaudited)	December 31, 2009

Concession and subsoncession	14,135,891	14,143,035	9,414,159	9,460,707
Goodwill on acquisitions	7,338,504	7,180,763	7,338,504	7,180,763
Right of use	648,734	654,723	648,734	654,723
Others	650,346	626,057	13,874	16,777

	22,773,475	22,604,578	17,415,271	17,312,970

7.12- Property, Plant and Equipment

		Consolidated				Parent Company
	Average	March 31, 2010 (unaudited)			December 31, 2009 (l)	March 31, 2010 (unaudited)			December 31, 2009 (l)
	depreciation		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	—	531,431	—	531,431	477,304	303,117	—	303,117	272,174
Buildings	2%	8,913,211	(2,081,866)	6,831,345	6,062,720	3,169,965	(804,913)	2,365,052	2,331,492

Installations	4%	30,940,719	(10,024,714)	20,916,005	19,340,065	14,597,675	(4,567,749)	10,029,926	9,752,380
Equipment	8%	13,514,279	(4,452,652)	9,061,627	8,918,026	5,377,842	(1,945,334)	3,432,508	3,442,026
Information technology equipment	20%	2,428,242	(1,576,144)	852,098	812,992	1,883,387	(1,209,196)	674,191	667,047
Mineral rights	5%	35,155,231	(3,323,437)	31,831,794	23,967,860	3,414,678	(414,724)	2,999,954	1,531,351
Others	7%	12,238,161	(4,023,509)	8,214,652	11,232,093	3,263,656	(1,548,675)	1,714,981	1,548,349

		103,721,274	(25,482,322)	78,238,952	70,811,060	32,010,320	(10,490,591)	21,519,729	19,544,819
Construction in progress		27,949,583	—	27,949,583	31,684,373	13,106,214	—	13,106,214	14,337,765

Total		131,670,857	(25,482,322)	106,188,535	102,495,433	45,116,534	(10,490,591)	34,625,943	33,882,584

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.
7.13- Loans and Financing
Current

	Consolidated
	March 31, 2010 (unaudited)	December 31, 2009
Trade finance	560,431	545,851
Working capital	100,462	100,474

	660,893	646,325

Relates to short-term financing for export denominated in US dollars, with average annual interest rate of 2.02% per year.
Non-current

	Consolidated				Parent Company
	Current liabilities		Non current		Current liabilities		Non current
	March 31, 2010 (unaudited)	December 31, 2009 (l)	March 31, 2010 (unaudited)	December 31, 2009 (l)	March 31, 2010 (unaudited)	December 31, 2009 (l)	March 31, 2010 (unaudited)	December 31, 2009 (l)

Foreign operations

U.S. dollars	5,175,122	2,850,615	6,718,696	10,688,409	280,163	276,267	985,939	1,095,104
Other currencies	42,180	50,963	402,360	715,112	5,744	5,982	5,744	5,982

U.S. dollars	—	—	15,132,017	12,851,649	—	—	—	—
Euro	—	—	1,805,700	—	—	—	1,805,700	—
Export securitization (*)	—	261,173	—	—	—	—	—	—
Perpetual notes	—	—	139,232	136,120	—	—	—	—
Accrued charges	303,128	346,128	—	—	5,837	6,644	—	—

	5,520,430	3,508,879	24,198,005	24,391,290	291,744	288,893	2,797,383	1,101,086

Indexed by TJLP, TR, IGP-M and CDI	147,044	145,231	6,324,203	6,233,293	108,000	107,891	5,962,641	5,975,944
Basket of currencies	2,506	2,450	4,594	5,104	2,506	2,450	4,594	5,105
Loans in U.S. dollars	—	—	1,013,276	989,770	—	—	1,012,394	989,770
Non-convertible debentures	1,500,000	1,500,000	4,534,208	4,512,970	1,500,000	1,500,000	4,000,000	4,000,000
Accrued charges	268,597	154,046	—	—	268,597	154,046	—	—

	1,918,147	1,801,727	11,876,281	11,741,137	1,879,103	1,764,387	10,979,629	10,970,819

Total	7,438,577	5,310,606	36,074,286	36,132,427	2,170,847	2,053,280	13,777,012	12,071,905

(I)	period adjusted by new CPC’s accounting pronouncements, for comparative purposes, according to note 7.3.

(*)	Refers to debt securities collateralized by future receivables arising from certain exports sales.

Long-term portions as of March 31, 2010 mature as follows:

	Consolidated		Parent Company
2011	2,321,040	6.43%	236,235	1.71%
2012	2,583,738	7.16%	438,840	3.19%
2013	5,982,446	16.58%	4,434,627	32.19%
2014	1,865,280	5.17%	1,480,360	10.75%
2015 onwards	22,648,342	62.78%	7,186,950	52.17%
No due date (Perpetual notes and non-convertible debentures)	673,440	1.87%	—	0.00%

	36,074,286	100.00%	13,777,012	100.00%

As of March 31, 2010, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	11,567,231	2,289,504
3,1% to 5%	2,391,514	1,814,558
5,1% to 7% (*)	15,175,870	1,185,924
7,1% to 9% (*)	10,920,347	7,593,497
9,1% to 11%	1,274,633	1,034,275
Over 11% (*)	2,037,760	2,030,101
Variable (Perpetual notes)	145,508	—

	43,512,863	15,947,859

(*)	Includes Eurobonds, to which was entered a derivative transactions for 28% of the total amount at a total cost of 4.78% per year in US Dollars.

(**)
Includes non-convertible debentures and other loans denominated in Brazilian Reais which interest is equal to the accumulated variation of CDI and TJLP;(Brazilian interbank certificate of deposit and Long-term interest rate) plus spread. For these operations we have entered into derivative transactions to protect the Company from the exposure of variations of floating debt denominated in Reais. The total contracted amount for these operations is R$ 11,584,917 where R$ 7,489,105 has an original interest rate between 7.1% and 9%, and the major balance has original interest rate above 9%. After taking into account the derivatives contracts the average cost of these operations is equivalent to 4.58% per year in US dollars.

Guarantees
On March 31, 2010, R$1,481,456 (December 31, 2009 — R$ 1,310,316) of the outstanding debt was guaranteed, of which R$ 38,806 (December 31, 2009 — R$ 58,651) was guaranteed by Brazilian Federal Government and R$ 1,442,650 (December 31, 2009 — R$ 987,301) has guaranteed by other receivables. In December 31, 2009 R$ 264,364 which was guaranteed by receivables from the subsidiary CVRD Overseas Ltd. was redeemed in January, 2009. The remaining balance of R$ 42,031,407 (December 31, 2009 — R$ 40,132,717) has no guarantees.
Some long-term debt instruments have financial covenants. The main financial ratios are debt versus equity, debt versus EBITDA and interest coverage. Vale is in full compliance with financial covenants required.
7.14- Contingent Liabilities and Commitments
Vale and its subsidiaries are parties to labor, civil, tax and other suits and have been contesting these matters both administratively and in court, which, when applicable, are backed by judicial deposits. Provisions for losses are estimated and recorded by Management based on the opinion of the Legal Department and its external legal counsels.
In addition to the provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, estimated as possible losses in the amount of R$ 9,648,965 (R$ 4,338,114 in the parent Company).
Contingent Liabilities
Provisions for contingencies net of judicial deposits, considered by Management and its legal counsel are sufficient to cover probable losses from, are detailed as follows:

	Consolidated		Parent Company
	March 31, 2010 (unaudited)	December 31, 2009	March 31, 2010 (unaudited)	December 31, 2009
I) Tax contingencies	1,681,585	1,932,701	426,587	1,171,861
II) Civil contingencies	898,921	934,609	572,424	539,429
III) Labor contingencies	1,060,766	1,273,181	1,075,388	993,335
IV) Environmental contingencies	51,232	61,126	26,853	25,935

Total accrued liabilities	3,692,504	4,201,617	2,101,252	2,730,560

	March 31, 2010 (unaudited)	December 31, 2009	March 31, 2010 (unaudited)	December 31, 2009

Balance at the beginning of the period	4,201,617	4,131,431	2,730,560	2,724,595
Provisions, net of reversals	(511,006)	95,797	(618,402)	62,590
Settlements	(26,936)	(59,057)	(26,936)	(102,247)
Monetary variance	28,829	33,446	16,030	45,622

Balance at the end of period	3,692,504	4,201,617	2,101,252	2,730,560

I) Tax Contingencies:
Main tax causes refer substantially to discussions about the calculation basis of the Financial Compensation by Exploration of Mineral Resources (CFEM) and on denials of applications for compensation claims in the settlement of federal taxes. Others refer to collections of Additional Compensation Labor Ports (AITP) and questions about the location for Tax Services (ISS) incidence.
In 2009, accrued values related to discussion of compensation for losses and negative basis of social contribution above 30% were wrote down, due to withdrawal of the action and therefore ended the process with release of funds deposited in escrow in favor of the Union.
II) Civil Contingencies:
The civil lawsuits are mainly related to claims made against the Company by contractors in connection with losses allegedly incurred by them as a result of several economic plans, accidents and return of land.
III) Labor Contingencies:
Labor and social security contingencies — it refers mainly to claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments, and (c) disputes about the amount of indemnities paid upon dismissal and one-third extra holiday pay.
In addition to those provisions, there are judicial deposits that in March 31, 2010 totaled R$ 791,093 (R$ 630,498 at December 31, 2009) in Consolidated and R$ 333,657 (R$ 295,263 at December 31, 2009) in the parent Company.
Other commitments
In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, Vale provided certain guarantees on December 30, 2004 on behalf of Vale Inco New Caledonia S.A.S. (VINC) pursuant to which was guaranteed payments due from VINC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. This guarantee was provided to BNP Paribas for the benefit of the tax investors of GniFi, the special purpose vehicle which owns a portion of the assets in our nickel cobalt processing plant in New Caledonia (“Girardin Assets”). The Company also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VINC under a lease agreement covering the Girardin Assets. This guarantee was provided to BNP Paribas for the benefit of GniFi.
Another commitment incorporated in the tax—advantaged lease financing arrangement was that the Girardin Assets would be substantially complete by December 31, 2009. In light of the delay in the start up of VINC processing facilities the December 31, 2009 substantially complete date was not met. Management proposed an extension to the substantially complete date from December 31, 2009 to December 31, 2010. Both the French government authorities and the tax investors have agreed to this extension, though a signed waiver has not yet been received from the tax investors. The French tax authorities issued their signed extension on March 12, 2010. Accordingly the benefits of the financing structure are fully expected to be maintained and Vale anticipates that there will be no recapture of the tax advantages provided under this financing structure.
In 2009, two new bank guarantees totaling US$58 (€43) were established by Vale on behalf of VINC in favor of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VINC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project, as measured by funding provided to VINC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin funding, shareholder loans and equity contributions by shareholders to VINC, exceeded US$4.2 billion and an agreement cannot be reached on how to proceed with the project. On February 15, 2010, Vale has formally amended the agreement with Sumic to increase the threshold to approximately US$4.6 billion at specified rates of exchange.
Vale provided a guarantee covering certain termination payments due from VINC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. During the first quarter of 2010 the supply of electricity under the ESA to the project began, and the guaranteed amount now decreases over the life of the ESA from its maximum amount. As at March 31, 2010 the guarantee was US $180 million (€ 133 million).
In February 2009, Vale and its subsidiary, Vale Inco Newfoundland and Labrador Limited (“VINL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VINL to ship up to 55,000 metric tones of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of US$16 (CAD$16) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was US$110 (CAD$112) based on seven shipments of nickel concentrate and as of March 31, 2010, US$35.9 (CAD$36.4) remains outstanding.
As of March 31, 2010, there was an additional US$124 million in letters of credit issued and outstanding pursuant to Vale’s syndicate revolving credit facility, as well as an additional US$41 million of letters of credit and US$44 in bank guarantees that were issued and outstanding. These are associated with environmental reclamation and other operating associated items such as insurance, electricity commitments and import and export duties.
In April 2010, Vale paid interest on debentures in the amount of R$ 8,658.

7.15- Provision for Asset Retirement Obligations

	Consolidated		Parent Company
	March 31, 2010 (unaudited)	December 31, 2009 (l)	March 31, 2010 (unaudited)	December 31, 2009 (l)

Provisions in the beginning of year	2,087,800	2,109,697	845,522	891,450
Accretion expense	48,789	136,210	32,482	90,407
Liabilities settled in the current period	(14,129)	(85,842)	(13,883)	(74,419)
Revisions in estimated cash flows	29,728	38,632	—	(61,916)
Cumulative translation adjustment	37,411	(110,897)	—	—

Provisions in the end of year	2,189,599	2,087,800	864,121	845,522

Current	143,895	157,048	107,603	121,485
Non-current	2,045,704	1,930,752	756,518	724,037

	2,189,599	2,087,800	864,121	845,522

7.16- Pension Plan
The information below summarizes the costs related to pension plans that include the obligations of the additional allowance and supplemental health care plan.
The additional allowance and medical insurance refer to Vale’s responsibility in the complementation of pensions and medical care related to resignation incentive plan during the periods between 1987 and 1989.
The company does not record on its balance sheet pension plans with “surplus” since don’t have access to future economic benefits in the form of rebate or refund of contribution, according to CPC 33 paragraph 59., being only disclosed in the notes.
In the 2009 annual financial statements Vale disclosed that expects to have disbursed in 2010 with pension plans and other benefits for the consolidated R$ 521,526 and R$ 209,851 for the parent Company. Until March 31, 2010, such contributions totaled R$ 80,551 for consolidated and R$ 35,543 for the parent Company. Vale does not expect significant changes in estimates released in 2009.

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2010			December 31, 2009			March 31, 2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits	pension	pension	other benefits
Service cost — benefits earned during the period	—	30,191	11,786	7,140	18,342	8,693	3,570	25,452	9,873
Interest cost on projected benefit obligation	126,046	159,094	42,804	204,691	135,784	50,638	102,346	124,021	44,726
Expected return on assets	(209,838)	(145,719)	—	(281,983)	(109,230)	(2,329)	(140,992)	(100,114)	—
Amortization of initial transitory obligation	—	—	—	—	8,000	(38,001)	—	18,511	(16,161)

Net periodic pension cost	(83,792)	43,566	54,590	(70,152)	52,896	19,001	(35,076)	67,870	38,438

7.17- Long-term Incentive Compensation Plan
In 2008, with the purpose of introducing a “stockholders vision” to some of the Company’s executives, as well as improving the retention of these executives and reinforcing a sustainable performance culture, the Board of Directors approved a long-term incentive compensation plan, which was implemented with a three-year cycle.
As of March 31, 2010, 3,785,610 shares (1,809,117 shares as of December, 31, 2009) were covered by that benefit with a total amount accrued to support the incentives of R$96,817 (R$124,517 as of December 31, 2009), fully recognized in the statement of income.
7.18- Paid-up Capital
Class A preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% on the book equity value of the share, whichever is greater.
As of March 31, 2010, Company’s capital is R$ 47,434,193, corresponding to 5,365,304,100 shares, without par value.
The members of the Board of Directors and the Executive Board together own 141,307 common shares and 1,197,075 preferred shares.
The Board of Directors has the power, without requiring an amendment to the bylaws, to allow the issue of new shares (authorized capital) including through the capitalization of profits and reserves up to the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
On April 30, 2010, (subsequent event) the Company paid its stockholders the amount of R$ 2,198,000 in the form of interest on stockholders’ equity, correspondent to R$ 0,421660513 per share.

7.19- Funds linked to Future Mandatory Conversion into Shares
Vale issued mandatory convertible notes, as follows:

	Date		Amount (thousands of reais)
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches RIO e RIO P	Junho/2007	Junho/2010	3,601	3,064	5,50% a.a.
Tranches VALE — 2012
Tranches VALEP — 2012	Julho/2009	Junho/2012	1,858	1,523	6,75% a.a.
The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury (see note 7.20).

	Maximum amount of shares		Amount (thousands of reais)
Headings	Common	Preferred	Common	Preferred
Tranches RIO e RIO P	56,582,040	30,295,456	2,111	953
Tranches VALE — 2012
Tranches VALEP — 2012	18,415,859	47,284,800	473	1,050
On April 30, 2009 Vale paid additional interests to the holders of mandatory convertible notes from tranches VALE (former, RIO) and VALE P (former, RIO-P), in the amount of R$ 1.073721 and R$ 1.274361 per note, respectively.
On October 30, 2009, Vale paid additional interests to the holders of mandatory convertible notes from tranches RIO, RIO-P, VALE-2012 and VALE.P-2012 in the amount of R$ 0,857161, R$ 1,017334, R$ 1,236080 and R$ 1,429662, respectively.
On April 2010, Vale paid additional interests to the owners of the mandatory convertible notes: tranches RIO and RIO-P, R$ 0.722861, R$ 0.857938, R$ 1.042411 and R$ 1.205663 per note respectively and tranches VALE-2012 and VALE P-2012, R$ 1,042411 and R$ 1,205663 per note respectively.
7.20- Treasury Stock
On May 27, 2009, the Board of Directors approved the closing of the shares buy back program approved on October 16, 2008, covering up to 69,944,380 common shares and up to 169,210,249 preferred shares. At the closing program date 18,415,859 common shares and 47,284,800 preferred shares had been purchased.
As of March 31, 2010, 152,579,803 shares were held in the treasury, totaling R$ 2,470,698 as follows:

	Quantity		Unit acquisition cost			Average quoted market price
Classes	March 31, 2010	December 31, 2009	Average	Low	High	March 31, 2010	December 31, 2009
Preferred	77,581,904	77,581,904	23.59	1.17	52.40	45.37	33.22
Common	74,997,899	74,997,899	8.58	1.67	168.99	52.27	38.23

	152,579,803	152,579,803

7.21- Basic and diluted earnings per share
The amounts for basic and diluted earnings per share were calculated as follows:

	March 31, 2010 (unaudited)	December 31, 2009	March 31, 2009 (unaudited)
Net income from continuing operations attributable to the Company’s stockholders	3,103,792	2,707,606	3,149,259

Discontinued operations, net of tax	(224,448)	—	—

Net income attributable to the Company’s stockholders	2,879,344	2,707,606	3,149,259

Interest attributed to preferred convertible notes	—	(29,538)	—
Interest attributed to common convertible notes	—	(28,555)	—

Net income for the period adjusted	2,879,344	2,649,513	3,149,259

Basic and diluted earnings per share

Income available to preferred stockholders	1,089,956	1,002,955	1,206,909
Income available to common stockholders	1,707,506	1,571,212	1,890,723
Income available to convertible notes linked to preferred shares	41,634	38,311	18,003
Income available to convertible notes linked to common shares	40,248	37,035	33,624
Weighted average number of shares outstanding
(thousands of shares) — preferred shares	2,030,998	2,030,998	2,030,998
Weighted average number of shares outstanding
(thousands of shares) — common shares	3,181,727	3,181,727	3,181,727
Treasury preferred shares linked to mandatorily convertible notes	77,580	77,580	30,295
Treasury common shares linked to mandatorily convertible notes	74,998	74,998	56,582

Total	5,365,303	5,365,303	5,299,602

Earnings per preferred share	0.54	0.49	0.59
Earnings per common share	0.54	0.49	0.59
Earnings per convertible notes linked to preferred share (*)	0.54	0.87	0.59
Earnings per convertible notes linked to common share (*)	0.54	0.87	0.59

Continuous operations
Earnings per preferred share	0.58	—	—
Earnings per common share	0.58	—	—
Earnings per convertible notes linked to preferred share (*)	0.58	—	—
Earnings per convertible notes linked to common share (*)	0.58	—	—

Discontinued operations
Earnings per preferred share	(0.04)	—	—
Earnings per common share	(0.04)	—	—
Earnings per convertible notes linked to preferred share (*)	(0.04)	—	—
Earnings per convertible notes linked to common share (*)	(0.04)	—	—

(*)	Basic earnings per share only, as dilution assumes conversion
If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	March 31, 2010 (unaudited)	December 31, 2009	March 31, 2009 (unaudited)
Income available to preferred stockholders	1,131,590	1,070,803	1,224,912
Income available to common stockholders	1,747,754	1,636,803	1,924,347
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,108,578	2,108,578	2,061,293
Weighted average number of shares outstanding (thousands of shares) — common shares	3,256,725	3,256,725	3,238,309
Earnings per preferred share	0.54	0.51	0.59
Earnings per common share	0.54	0.51	0.59

Continuous operations
Earnings per preferred share	0.58	—	—
Earnings per common share	0.58	—	—

Discontinued operations
Earnings per preferred share	(0.04)	—	—
Earnings per common share	(0.04)	—	—
7.22- Other expenses
The line “Other net operating expenses/ income” totaled R$ 1,044,443 in March 31, 2010, mostly due to pre operational expenses and idle capacity and stoppage operations which comprised R$ 140,904 and R$ 381,343 respectively.

7.23- Information by segment
Vale adopts for interim reporting of our consolidated operating segments, the accounting standard CPC 22 that introduced the concept of “chief operation decision maker” on the information reported by segment, for which financial information should be presented in the internal databases used by decision makers to evaluate performance of the segments and decide how to allocate resources to segments. The information was analyzed by segment as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	March 31, 2010						December 31, 2009						March 31, 2009
	Ferrous	Non ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	Non ferrous	Logistic	Others	Elimination	Consolidated	Ferrous	Non ferrous	Logistic	Others	Elimination	Consolidated
RESULTS

Gross revenues — Foreign	12,539,837	3,615,647	20,504	352,492	(5,834,100)	10,694,380	10,868,266	3,879,377	51,956	446,994	(5,377,539)	9,869,054	14,134,719	3,884,140	12,548	479,408	(6,905,058)	11,605,757
Gross revenues — Domestic	1,640,705	526,002	855,789	114,433	(801,960)	2,334,969	1,356,925	604,931	784,032	122,866	(689,922)	2,178,832	713,906	616,131	686,296	76,112	(519,679)	1,572,766

Cost and expenses	(9,258,509)	(3,678,517)	(730,722)	(612,806)	6,636,060	(7,644,494)	(8,945,777)	(4,251,435)	(655,102)	(546,342)	6,067,461	(8,331,195)	(9,652,326)	(4,311,407)	(577,851)	(614,107)	7,424,737	(7,730,954)
Depreciation, depletion and amortization	(631,523)	(618,912)	(77,623)	(32,247)	—	(1,360,305)	(598,765)	(686,881)	(99,516)	(63,814)	—	(1,448,976)	(397,966)	(783,484)	(84,900)	(30,415)	—	(1,296,765)

Operating income	4,290,510	(155,780)	67,948	(178,128)	—	4,024,550	2,680,649	(454,008)	81,370	(40,296)	—	2,267,715	4,798,333	(594,620)	36,093	(89,002)	—	4,150,804
Resultado Financeiro	(878,609)	(410,588)	(13,445)	(34,058)	—	(1,336,700)	(219,440)	(268,730)	(14,643)	135,760	—	(367,053)	74,568	(399,986)	(17,952)	(20,354)	—	(363,724)
Gain on sale of assets	—	—	—	—	—	—	—	(331,138)	—	—	—	(331,138)	—	—	—	—	—	—

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(12,176)	592	(1,456)	20,254	—	7,214	(9,457)	800	350	30,754	—	22,447	(20,979)	3,140	4,800	26,489	—	13,450
Income taxes	187,823	131,757	(9,291)	43,158	—	353,447	638,865	533,917	(40,264)	51,606	—	1,184,124	(1,104,903)	388,492	(17,417)	(25,295)	—	(759,123)
Discontinued operations, net of tax	—	(224,448)	—	—	—	(224,448)	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to noncontrolling interests	(3,010)	55,161	—	3,130	—	55,281	(6,645)	(79,268)	—	17,424	—	(68,489)	(6,147)	112,142	—	1,857	—	107,852

Net income attributable to Company’s stockholders	3,584,538	(603,306)	43,756	(145,644)	—	2,879,344	3,083,972	(598,427)	26,813	195,248	—	2,707,606	3,740,872	(490,832)	5,524	(106,305)	—	3,149,259

Sales classified by geographic destination:

Foreign market
America, except United States	324,400	574,242	20,504	5,520	(264,092)	660,574	311,760	551,182	4,477	—	(273,306)	594,113	104,216	676,241	—	—	(174,188)	606,269
United States	1,703	288,940	—	209,794	(39,690)	460,747	(25,615)	308,715	—	198,750	(55,830)	426,020	3,982	530,552	—	169,915	(11,393)	693,056
Europe	3,647,711	1,204,637	—	6,971	(2,322,601)	2,536,718	2,959,328	1,242,985	—	4,724	(1,801,062)	2,405,975	2,785,265	1,226,840	—	—	(2,109,034)	1,903,071
Middle East/Africa/Oceania	601,323	111,509	—	22,322	(231,347)	503,807	601,941	219,605	—	29,686	(388,680)	462,552	726,679	165,599	—	—	(520,329)	371,949
Japan	2,135,219	507,129	—	63,719	(1,179,975)	1,526,092	1,630,350	577,470	—	62,435	(742,490)	1,527,765	1,149,419	350,901	—	188,033	(555,286)	1,133,067
China	4,957,152	363,550	—	14,423	(1,375,763)	3,959,362	5,185,923	371,678	47,479	81,808	(1,727,458)	3,959,430	8,189,774	460,849	12,548	10,164	(2,924,857)	5,748,478
Asia, other than Japan and China	872,329	565,640	—	29,743	(420,632)	1,047,080	204,579	607,742	—	70,875	(389,997)	493,199	1,175,384	473,158	—	111,296	(609,971)	1,149,867

	12,539,837	3,615,647	20,504	352,492	(5,834,100)	10,694,380	10,868,266	3,879,377	51,956	448,278	(5,378,823)	9,869,054	14,134,719	3,884,140	12,548	479,408	(6,905,058)	11,605,757
Domestic market	1,640,705	526,002	855,789	114,433	(801,960)	2,334,969	1,356,925	604,931	784,032	122,866	(689,922)	2,178,832	713,906	616,131	686,296	76,112	(519,679)	1,572,766

	14,180,542	4,141,649	876,293	466,925	(6,636,060)	13,029,349	12,225,191	4,484,308	835,988	571,144	(6,068,745)	12,047,886	14,848,625	4,500,271	698,844	555,520	(7,424,737)	13,178,523

Imobilizado, intangíveis e ativos biológicos	45,715,578	66,911,242	5,254,177	11,320,502	—	129,201,499	40,968,049	63,725,379	7,139,651	13,552,218	—	125,385,297	38,012,816	70,554,104	5,993,482	11,201,206	—	125,761,608
Investimento	87,711	47,378	216,607	4,227,766	—	4,579,462	102,092	51,510	218,063	4,218,225	—	4,589,890	19,993	164,409	218,778	2,451,709	—	2,854,889

7.24- Derivatives Financial Instruments
a) Risk Management Policy
Vale has developed its risk Management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, we evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).
Traditional market risk measures such as VaR (Value at Risk) are not sufficient to evaluate the group exposures once Vale’s main goal is to avoid a possible lack of cash to fulfill its future obligations.
The enterprise wide risk Management approach, that encompasses all kinds of risk, as well as the relations between the several market risk factors (correlations), aims to assess the impact that such events would bring considering the natural hedges presented in the company’s portfolio. Therefore, when assessing the risk associated with Vale’s business, one can observe the positive effect due to the mix of products and currencies in Vale’s portfolio. This diversification implies in a natural reduction of the overall risk of the company. Any risk mitigation strategy, whenever necessary, will be implemented if it contributes significantly for the reduction on the volatility on Vale’s cash flows bringing the risk of the company to an acceptable level.
Vale considers that the effective Management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the company’s credit quality, improving its ability to access different markets and reducing the financing costs. Therefore, the board of directors has established an enterprise-wide risk Management policy and a risk Management committee.
The risk Management policy determines that Vale should evaluate regularly its cash flow risks as well as risk mitigation strategies. As previously stated, whenever considered necessary, these mitigation strategies should be put in place with the objective of reducing the risks regarding the obligations assumed by the Company, both with third parties and its shareholders.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the risk Management committee. The committee is responsible for overseeing and reviewing our risk Management principles and risk Management instruments, besides reporting periodically to the executive board regarding the Management process and risk monitoring, including the main risks Vale is exposed to and their impact on Vale’s cash flow.
The risk Management policy and procedures, that complement the risk Management governance model, require the diversification of operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk Management governance model, Vale has in place a well defined corporate governance structure with well defined roles and responsibilities. The recommendation and execution of derivative transactions are implemented by different and independent areas. It is responsibility of the risk Management department to define and propose to the risk Management committee market risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy. It is responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to Management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in the earnings.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices;

•	Input and other costs.
b) Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of the financial instruments. These instruments were evaluated computing their present values considering market curves that impact the instrument in the valuation date. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. In this model, the derivative fair value is a function of the volatility, spot price of the underlying asset, the strike price, the risk free rate and the time to maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.
In the case of swaps, the long and short legs’ present values are estimated discounting their cash flows using the interest rate of the currency in which they are denominated. The difference between the present values of the long leg and short leg of the swap is the fair value.

The computation method for the swaps linked to TJLP follows the description enclosed in CETIP’s formula book, which includes the TJLP forward curve definition. Therefore, TJLP is computed using the inflation target, published by Banco Central do Brasil, based on IPCA (Extended National Consumer Price Index) plus the Brazilian credit spread, which comprehends an international real interest rate and a Brazilian credit risk component, that is computed using the credit risk for the government bonds, for the medium and long term perspective.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX (Commodities Exchange) or market price providers. When there is no price for a specific date, we use interpolations between the available periods.
c) Value at Risk computation methodology
The Value at Risk of the positions was measured using the historical simulation approach. Different market risk factors that impact the price of the derivatives included in our portfolio were identified and a two year sample of their historical daily returns was gathered.
The current positions of Vale’s derivatives were used to simulate their returns based on sample data and built a non parametric return distribution and consequently the value at risk for the portfolio considering one business day time horizon. The value at risk of the portfolio considers a 95% confidence level.
d) Sensitivity Analysis methodology
In the topic “sensitivity analysis” we present sensitivity analysis tables for all outstanding positions as of March 31, 2010. The scenarios defined for these analyses were:
•	MtM: it is the mark to market value of the instruments on March 31st, 2010;

•
Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•
Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•
Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•
Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

e) Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Inco Ltd. The total cash amount as of March 2010 was not relevant.
f) Initial Cost of Contracts
The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated. Even the option contracts were executed trough zero cost structures (zero cost collars).
g) Foreign Exchange and Interest Rate Derivative Positions
The Company’s cash flow is subjected to volatility of several different currencies against the U.S. Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce the company’s potential cash flow volatility arising from this currency mismatch we use FX derivatives instruments. Our main strategy is to swap Debts linked to BRL into USD so as to attenuate the impact of BRL/USD exchange rate as most of our revenues are denominated in USD.
These swap transactions have shorter — and sometimes similar — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against the U.S. Dollar, the negative (positive) impact on Vale debt service (interest and/or principal payment) measured in U.S. Dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the U.S. dollar / Brazilian Real exchange rate on the payment date.
Vale has also a cash flow exposure to interest rates risks over loans and financings. The U.S. Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the U.S. Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
As of March 31, 2010, the total amount and interests of Brazilian Real denominated debt converted through swaps into US Dollars was R$ 11,585 million (US$ 6,505 million), and the total amount and interests of Euro denominated debt converted through swaps into US Dollars was € 140 million (US$ 189 million). The average cost in dollars was 4.59% after the swaps transactions were implemented and maturity between November 2010 and December 2027, with semi-annual interest payments1.

[1]	With the exception of a US$ 1,027 million debt with monthly, quarterly and annually interests and amortization payments.

On the first quarter of 2010, Vale paid in Brazilian Reais an interest amount equivalent to R$ 109 million related to the Real denominated debt that were converted into U.S. Dollars through the use of swap transactions. However, the company has received R$ 48 million on the settlement of the swaps, offsetting the U.S. Dollar / Brazilian Real exchange rate variation impact in Vale debt service.
The following tables show as of March 31, 2010, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.
Protection program for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap - In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•
CDI vs. USD floating rate swap - In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.
R$ million

									Realized
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year*
Flow	31-Mar-10		31-Dec-09		Index	rate	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2012	2013	2015

Swap CDI vs. fixed rate swap
Receivable	R$	7,574	R$	7,574	CDI	101.07%	8,245	8,062	53
Payable	USD	3,670	USD	3,670	USD	5.59%	(7,236)	(6,959)	(30)

Net							1.009	1,103	23	235	937	103	(3)	(28)

Swap CDI vs. floating rate swap
Receivable	R$	792	R$	792	CDI	102.07%	826	830	18
Payable	USD	430	USD	430	Libor	1.31%	(756)	(739)	(4)

Net							70	91	14	27	57	—	—	13

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap - In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap - In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

R$ million

									Realized
	Notional ($ million)					Average	Fair value		Gain/Loss	VaR	Fair value by year*
Flow	31-Mar-10		31-Dec-09		Index	rate	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2013	2014	2015	2019

Swap TJLP vs. fixed rate swap
Receivable	R$	2,116	R$	2,031	TJLP	1.41%	1,975	1,845	30
Payable	USD	1,109	USD	1,048	USD	3.18%	(1,864)	(1,710)	(21)

Net							111	135	9	70	149	(14)	(4)	(201)

Swap TJLP vs. floating rate swap
Receivable	R$	710	R$	658	TJLP	0.92%	646	616	4
Payable	USD	383	USD	385	Libor	Libor -1.14%	(580)	(562)	(2)

Net							66	54	2	35	—	28	—	38

Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection Program for Foreign Exchange Transaction
In order to reduce the cash flow volatility due to the foreign exchange transaction of the bond issued in Euro, Vale contracted a swap to protect the market risk which arises from the foreign exchange rate between U.S. dollars and Brazilian reais. These swaps were hired and settlement on March, when Vale received R$ 3.6 million.
Foreign Exchange cash flow hedge
•
Brazilian Real fixed rate vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million

									Realized
	Notional ($ million)						Fair value		Gain Loss	VaR	Fair value by year
Flow	31-Mar-10		31-Dec-09		Index	Average rate	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011

Receivable	R$	4,600	R$	2.675	Pré	7.61%	4,640	2,644	54
Payable	USD	2,493	USD	1,469	USD	0.00%	(4,404)	(2,516)	(48)

Net							236	128	6	130	166	70

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Foreign Exchange Protection Program on cash flow
•
NDFs – In order to reduce the cash flow volatility, Vale entered into non-deliverable forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million

							Realized		Fair value
	Notional (USD million)			Average rate	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(BRL/USD)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Forward	60	60	S	1.8425	(0.5)	(0.2)		3	(0.5)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Protection program for the Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 5.3, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

R$ million

									Realized
	Notional ($ million)						Fair value		Gain Loss	VaR	Fair value by year
Flow	31-Mar-10		31-Dec-09		Index	Average rate	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011

EUR floating rate vs. USD floating rate swap
Receivable		€5		€5	EUR	Euribor+0.875%	12	12	—
Payable	USD	5	USD	5	USD	Libor+1.0426%	(10)	(9)	—

Net							2	3	—	0.2	1	1

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR.
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Fair Value hedge program for the Euro denominated fixed rate debt
•
EUR fixed rate vs. USD fixed rate swap: In order to hedge the volatility of debt costs in U.S. Dollars, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert part of the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

R$ million

								Realized
	Notional (USD million)					Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-10		31-Dec-09	Buy/Sell	Average rate	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2011	2012	2013	2014

EUR fixed rate vs. USD fixed rate swap
Receivable		€140	—	EUR	4.375%	372	—	—
Payable	USD	189	—	USD	4.778%	(369)	—	—

Net						3		—	6	(2)	(1)	(1)	7

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Protection program for the USD floating rate debt
•
USD floating rate vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale Inco Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$ 200. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

R$ million

									Realized
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-10		31-Dec-09		Index	Average rate	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011

Receivable	USD	150	USD	200	USD	3M Libor	266	260	0
Payable					USD	4.795%	(279)	(274)	(3)		(8)	(6)

Net							(13)	(14)	(3)	0.5	(8)	(6)

Type of contracts: OTC Contracts
Protected Item: Vale Inco’s floating rate debt.
The P&L shown in the table above is offset by the protected items’ P&L due to Libor.
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.
R$ million

									Realized
	Notional ($ million)					Average rate	Fair value		(gain/Loss	VaR	Fair value by year
Fluxo	31-Mar-10		31-Dec-09		Buy/Sell	(AUD/USD)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011

Forward	AUD	36	AUD	41	B	0.66	16	15	2	2	13	3

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs in Australian Dollar.
The P&L shown in the table above is offset by the protected items’ P&L due to USD/AUD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
h) Commodity Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:
Aluminum Strategic cash flow hedging program
In order to hedge our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.

				R$ million
				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Put	90,000	120,000	B	1,940	7	15	—
Call	90,000	120,000	S	2,073	(54)	(62)	(7)

Net					(47)	(47)	(7)	12	(47)

Forward	90,000	120,000	S	1,945	(63)	(65)	(13)	13	(63)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Aluminum price

The P&L shown for forwards in the table above is offset by the protected items’ P&L due to Aluminum price. Nevertheless, in case of options, which are non-linear instruments, their P&L is partially compensated by the hedged item’s P&L.
Nickel Strategic cash flow protection program
In order to protect our cash flow for 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale’s revenues for these periods.
R$ million

				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Forward	21,913	29,122	S	17,873	(277)	(36)	(26)	68	(277)

Type of contracts: OTC and LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Sales Hedging Program
In order to reduce the cash flow volatility in 2010 and 2011, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.
R$ million

				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011

Forward	19,500		S	21,869	(96)			58	(5)	(91)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Fixed Price Program
In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. This program was discontinued for sales in 2009 due to the decision to protect our cash flow.
R$ million

				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011

Nickel Futures	1,626	3,426	B	11,500	39	21	14	4	25	14

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Purchase Protection Program
In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.
R$ million

				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Nickel Futures	1,260	1,446	S	21,490	(8)	(4)	(10)	3	(8)

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Bunker Oil Purchase Protection Program
In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

R$ million

				Average			Realized		Fair value
	Notional (mt)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/mt)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Forward	333,500	452,000	B	395	45	78	21	11	45

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Bunker Oil price.
The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.
Maritime Freight Hiring Protection Program
In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA — Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.
R$ million

				Average			Realized		Fair value
	Notional (days)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/day)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Forward	5,225	6,125	B	30,634	27	50	18	23	27

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Freight price.
The P&L shown in the table above is offset by the protected items’ P&L due to Freight price.
Coal Sales Protection Program
In order to reduce the cash flow volatility for 2010, Vale entered into hedging transactions to fix the price of a portion of coal sales during the period.
R$ million

				Average			Realized		Fair value
	Notional (mt)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/mt)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Forward	270,000		S	82	(2)		(0)	3	(2)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Coal price.
Copper Scrap Purchase Protection Program
This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Inco Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.
Copper Scrap Purchase Protection Program
R$ million

				Average			Realized		Fair value
	Notional (Ibs)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/lbs)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

Forward	355,235		S	3	0.009			0.1	0.009

Tipo de contrato: OTC Contracts
Item protegido: part of Vale’s revenues linked to Copper price.
The P&L shown in the table above is offset by the protected items’ P&L due to Copper price.
i) Embedded Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2010:
Energy purchase
Energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte. The contract has a clause that defines that a premium can be charged if aluminum prices trades in the range from US$ 1,450/t until US$ 2,773/t. This clause is considered as an embedded derivative.

R$ million

				Average			Realized
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010	2011	2012

Call	200,228	200,228	B	2,773	30	45
Call	200,228	200,228	S	1,450	(317)	(299)

Total					(287)	(254)	—	18	(115)	(142)	(30)

Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements of Vale Inco Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.
R$ million

				Average			Realized		Fair value
	Notional (ton)			Strike	Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-10	31-Dec-09	Buy/Sell	(USD/ton)	31-Mar-10	31-Dec-09	31-Mar-10	31-Mar-10	2010

For Customer Raw Material Contracts
Nickel Forwards	1,025	440	S	20,755	(3.1)	0.3	0		(3.1)
Copper Forwards	2,923	3,463		7,294	(0.9)	(1.7)	(2)		(0.9)

Total					(4.0)	(1.4)	(1)	4	(4.0)

j) Derivative Positions from jointly controlled companies
Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.
Protection program
In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.
R$ million

	Notional					Average	Fair value		VaR
Flow	31-mar-10		31-dez-09		Index	rate	31-mar-10	31-dez-09	31-mar-10

Swap CDI vs. fixed rate
Receivable	USD	114	USD	114	USD	2.98%	212	210
Payable	USD	233	USD	245	CDI	100.23%	(254)	(272)

Net							(42)	(62)	6.5

Type of contracts: OTC Contracts
Protected Item: Debts indexed to USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate.
Hedging program
Swap transactions to fix the rate of part of a USD denominated obligation linked to Libor USD were contracted. In this swap, floating rates (Libor USD) in US Dollars are received and payments linked to a fixed rate also in US Dollars are made.
R$ million

	Notional					Average	Fair Value		VaR
Flow	31-Ma-10		31-Dec-09		Index	rate	31-Mar-10	31-Dec-09	31-Mar-10

Swap USD floating rate vs. fixed rate
Receivable	USD	20	USD	20	Libor	Libor + 0.65%	28.2	30.0
Payable					Tx.Pré	3.98%	(29.2)	(30.9)

Net							(1.0)	(0.9)	0.1

Type of contracts: OTC Contracts
Hedged Item: Debts indexed to Libor USD
The P&L shown in the table above is offset by the hedged items’ P&L due to fluctuations in the Libor USD rate.

k) Sensitivity Analysis on Derivatives
Amounts in R$ million

Program	Instrument	Risk	MtM	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	1,009	(1,811)	1,811	(3,621)	3,621
		USD interest rate inside Brazil variation		(59)	57	(121)	111
	CDI vs. USD floating rate swap	USD/BRL fluctuation	70	(189)	189	(378)	378
		USD interest rate inside Brazil variation		(21)	20	(44)	39
	Protected Items — Debt indexed to CDI	USD/BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	111	(466)	466	(933)	933
		USD interest rate inside Brazil variation		(57)	54	(118)	105
		Brazilian interest rate fluctuation		(133)	153	(251)	329
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	66	(145)	145	(290)	290
		USD interest rate inside Brazil variation		(40)	36	(84)	70
		Brazilian interest rate fluctuation		(73)	88	(134)	196
	Protected Items — Debts indexed to TJLP	USD/BRL fluctuation	n.a.	—	—	—	—
Protection Program for the Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	EUR/USD fluctuation		(3)	3	(6)	6
		Euribor variation	2	(0)	0	(0)	0
		USD Libor variation		(0)	0	(0)	0
	Protected Items — Debts indexed to EUR	EUR/USD fluctuation	n.a.	3	(3)	6	(6)
Fair Value hedge program for the Euro denominated fixed rate debt	EUR fixed rate vs. USD fixed rate swap	EUR/USD fluctuation	3	(92)	92	(183)	183
	Protected Items — Debts indexed to EUR	EUR/USD fluctuation	n.a.	92	(92)	183	(183)
Protection Program for the USD floating rate debt	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(13)	(3)	3	(7)	7
		USD Libor variation		(1)	1	(1)	1
	Protected Items — Vale Inco’s Floating rate debt	USD Libor variation	n.a.	1	(1)	1	(1)
Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	45	(70)	70	(140)	140
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	70	(70)	140	(140)
Maritime freight hiring protection program	Forward freight agreement	Freight price fluctuation	27	(43)	43	(87)	87
	Protected Item: part of Vale’s costs linked to Freight price	Freight price fluctuation	n.a.	43	(43)	87	(87)
Coal Sales Protection Program	Sale of Coal forward contracts	Coal price fluctuation	(2)	(10)	10	(20)	20
	Protected Item: part of Vale’s costs linked to Freight price	Coal price fluctuation	n.a.	10	(10)	20	(20)
Aluminum strategic cash flow protection program	Sale of aluminum forward contracts	Aluminum price fluctuation	(63)	(93)	93	(187)	187
	Aluminum options collars	Aluminum price fluctuation	(47)	(90)	90	(183)	183
	Protected Items — Part of Vale’s revenues linked to Aluminum price	Aluminum price fluctuation	n.a.	187	(187)	373	(373)
Foreign Exchange Protection Program on Coal Fixed Price Sales	Australian dollar forwards	USD/AUD fluctuation	16	(15)	15	(29)	29
	Protected Item: Part of Vale’s costs in Australian Dollar	USD/AUD fluctuation	n.a.	15	(15)	29	(29)
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation		(886)	886	(1,771)	1,771
		USD interest rate inside Brazil variation	236	(6)	6	(11)	11
		Brazilian interest rate fluctuation		(39)	40	(76)	82
	Hedged Items — Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	886	(886)	1,771	(1,771)
Foreign Exchange Protection Program on cash flow	Non deliverable forward	USD/BRL fluctuation	(0.5)	(27)	27	(53)	53
		USD Libor variation		(0.0)	0.0	(0.1)	0.1
	Protected Items — Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	27	(27)	53	(53)
Nickel strategic cash flow protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	(277)	(421)	421	(843)	843
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	421	(421)	843	(843)
Nickel purchase fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	39	(18)	18	(36)	36
	Protected Item: Part of Vale’s revenues linked to fixed price sales of Nickel	Nickel price fluctuation	n.a.	18	(18)	36	(36)
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	(8)	(14)	14	(28)	28
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	14	(14)	28	(28)
Nickel purchase hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation	(96)	(212)	212	(424)	424
	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	212	(212)	424	(424)
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0.009	(1)	1	(1)	1
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	1	(1)
Embedded derivatives — Raw material purchase	Embedded derivatives Raw material purchase	Nickel price fluctuation	(3.1)	(7.8)	7.8	(15.6)	15.6
Embedded derivatives — Raw material purchase	Embedded derivatives — Raw material purchase	Copper price fluctuation	(1)	(6)	6	(11)	11
Embedded derivatives — Energy purchase	Embedded derivatives — Energy purchase — Aluminum Options	Aluminum price fluctuation	(287)	(105)	153	(149)	265

I) Sensitivity Analysis on Derivatives from jointly controlled companies
Amounts in R$ million

Program	Instrument	Risk	MtM	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(42)	(53)	53	(106)	106
		USD interest rate inside Brazil variation		(0.0)	0.0	(0.0)	0.0
	Protected Item — Debt indexed to USD	USD/BRL fluctuation	n.a.	53	(53)	106	(106)
Hedging program	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(1)	(1)	1	(2)	2
		USD Libor variation		(0)	0	(1)	1
	Hedged Item — Debt indexed to Libor	USD Libor variation	n.a.	1	(1)	2	(2)
m) Sensitivity Analysis on Debt and Cash Investments
The Company’s funding and cash investments programs linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.
Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation
Funding	Debt denominated in USD	USD/BRL fluctuation	(6,918)	6,918	(13,836)	13,836
Funding	Debt denominated in EUR	EUR/USD fluctuation	(455)	455	(910)	910
Cash Investments	Cash denominated in BRL	No fluctuation
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(2,517)	2,517	(5,034)	5,034
n) Credit risk on financial trades and financial institutions ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the financial institutions that we had outstanding trades as of March 31, 2010.

Parent Company	Vale’s Counterparty	Moody’s*	S&P*

JP Morgan Chase & Co**	JP Morgan Chase Bank	Aa3	A+
Banco Santander SA	Banco Santander SA	Aa2	AA
Banco Santander SA	Banco Santander Brasil SA	Baa3	BBB-
BNP Paribas**	BNP Paribas Securities Corp	Aa2	AA
BNP Paribas	BNP Paribas	Aa2	AA
The Goldman Sachs Group Inc**	J Aron & Co	A1	A
Itau Unibanco Holding SA	Banco Itau BBA SA	A1	BBB
Societe Generale**	Banco Societe Generale do Brasil SA	Aa2	A+
Societe Generale	Societe Generale	Aa2	A+
Credit Agricole SA**	Calyon (London)	Aa1	AA-
Banco Votorantim SA	Banco Votorantim SA	A3	BB+
Itau Unibanco Holding SA**	União de Bancos Brasileiros SA	A2	—
Banco do Brasil SA	Banco do Brasil SA	A2	BBB-
Citigroup Inc**	Citibank MA (Brazil)	A3	A
Deutsche Bank AG**	Deutsche Bank AG (London)	Aa3	A+
HSBC Holdings plc	HSBC Bank Brasil SA - Banco Multiple	A1	BBB-
Barclays PLC	Barclays Bank PLC	Aa3	AA-
Banco Santander SA**	Banco ABN AMRO Real SA	Aa2	AA
Standard Bank PLC**	Standard Bank Limited (London)	Baa2	—
Banco Bradesco SA	Banco Bradesco SA	A1	BBS
BNP Paribas**	BNP Paribas Energy a Commodities	Aa2	AA
Prudential Financial Inc**	Prudential Bache Commodities Ltd (London)	Baa2	A
Natixis**	Natixis Metals Limited	Aa3	A+
Mitsui Co Ltd**	Mitsui Bussan Commodities Ltd	A2	A+

*	For brazilian Banks we used local long term deposit rating

**	Parent company’s rating

O) Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.
1. Commodities
Aluminum

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	2,294	JAN11	2,384	NOV11	2,461
APR10	2,299	FEB11	2,392	DEC11	2,469
MAY10	2,310	MAR11	2,400	JAN12	2,475
JUN10	2,319	APR11	2,408	FEB12	2,482
JUL10	2,330	MAY11	2,415	MAR12	2,488
AUG10	2,339	JUN11	2,423	APR12	2,495
SEP10	2,347	JUL11	2,432
OCT10	2,357	AUG11	2,439
NOV10	2,366	SEP11	2,447
DEC10	2,375	OCT11	2,454
Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	24,960	JAN11	24,920	NOV11	24,378
APR10	24,972	FEB11	24,870	DEC11	24,320
MAY10	24,990	MAR11	24,820	JAN12	24,270
JUN10	25,000	APR11	24,770	FEB12	24,221
JUL10	25,010	MAY11	24,720	MAR12	24,172
AUG10	25,010	JUN11	24,670	APR12	24,123
SEP10	25,010	JUL11	24,611
OCT10	25,005	AUG11	24,552
NOV10	24,995	SEP11	24,494
DEC10	24,970	OCT11	24,436
Copper

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	7,818	APR10	7,818	MAY10	7,834
Bunker Oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	463	JAN11	485	NOV11	489
APR10	463	FEB11	485	DEC11	489
MAY10	467	MAR11	485	JAN12	511
JUN10	470	APR11	489	FEB12	511
JUL10	474	MAY11	489	MAR12	511
AUG10	474	JUN11	489	APR12	511
SEP10	474	JUL11	489
OCT10	479	AUG11	489
NOV10	479	SEP11	489
DEC10	479	OCT11	489
Aluminum — Volatility

Maturity	Vol (% a.a.)	Maturity	Vol (% a.a.)	Maturity	Vol (% a.a.)
VOLSPOT	19.0	VOL9M	24.4	VOL4Y	23.7
VOL1M	22.1	VOL1Y	24.4	VOL5Y	23.4
VOL3M	24.3	VOL2Y	24.1	VOL7Y	23.4
VOL6M	24.5	VOL3Y	23.9	VOL10Y	23.4
FFA — Forward Freight Agreement

Maturity	Price (USD/day)	Maturity	Price (USD/day)	Maturity	Price (USD/day)
SPOT	35,536	JAN11	28,700	NOV11	26,875
APR10	35,536	FEB11	28,700	DEC11	26,875
MAY10	36,579	MAR11	28,700	JAN12	25,218
JUN10	37,111	APR11	26,875	FEB12	25,218
JUL10	32,964	MAY11	26,875	MAR12	25,218
AUG10	32,964	JUN11	26,875	APR12	25,218
SEP10	32,964	JUL11	26,875
OCT10	30,268	AUG11	26,875
NOV10	30,268	SEP11	26,875
DEC10	30,268	OCT11	26,875

2. Rates
USD-Brazil Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/03/2010	1.05	02/07/2012	2.89	02/01/2015	4.28
01/06/2010	1.05	01/10/2012	3.08	01/04/2015	4.39
01/07/2010	1.10	02/01/2013	3.29	01/07/2015	4.44
01/10/2010	1.30	01/04/2013	3.50	04/01/2016	4.53
03/01/2011	1.55	01/07/2013	3.66	01/07/2016	4.61
01/04/2011	1.75	01/10/2013	3.79	02/01/2017	4.68
01/07/2011	1.98	02/01/2014	3.92	02/01/2018	4.80
03/10/2011	2.23	01/04/2014	4.04	02/01/2019	4.90
02/01/2012	2.46	01/07/2014	4.15	02/01/2020	5.07
02/04/2012	2.68	01/10/2014	4.22	04/01/2021	5.17

US Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1D	0.15	USD9M	0.42	USD5Y	2.81
USD1M	0.33	USD1Y	0.54	USD7Y	3.45
USD2M	0.29	USD2Y	1.20	USD10Y	4.02
USD3M	0.26	USD3Y	1.82
USD6M	0.34	USD4Y	2.36

TJLP

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/03/2010	6.00	01/01/2012	7.37	01/01/2014	7.31
01/04/2010	6.00	01/04/2012	7.36	01/04/2014	7.30
01/07/2010	6.88	01/07/2012	7.34	01/07/2014	7.31
01/10/2010	7.91	01/10/2012	7.34	01/10/2014	7.34
01/01/2011	7.83	01/01/2013	7.33	01/01/2015	7.39
01/04/2011	7.61	01/04/2013	7.33	01/04/2015	7.47
01/07/2011	7.46	01/07/2013	7.33
01/10/2011	7.40	01/10/2013	7.33

BRL Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/03/2010	8.61	01/07/2011	11.22	01/07/2014	12.20
01/04/2010	8.61	02/01/2012	11.67	02/01/2015	12.19
03/05/2010	8.66	02/04/2012	11.83	02/01/2017	12.26
01/06/2010	8.96	02/07/2012	11.97	04/01/2021	12.55
01/07/2010	9.19	02/01/2013	12.05
01/10/2010	9.86	01/07/2013	12.12
03/01/2011	10.40	02/01/2014	12.14
01/04/2011	10.87	01/04/2014	12.18

3. Currencies

EURO

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1.35	EUR9M	1.35	EUR4Y	1.39
EUR1M	1.35	EUR1Y	1.35	EUR5Y	1.40
EUR3M	1.35	EUR2Y	1.36	EUR7Y	1.44
EUR6M	1.35	EUR3Y	1.37	EUR10Y	1.48

AUD

Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	1.09	AUD9M	1.13	AUD4Y	1.25
AUD1M	1.09	AUD1Y	1.14	AUD5Y	1.28
AUD3M	1.10	AUD2Y	1.18	AUD7Y	1.33
AUD6M	1.11	AUD3Y	1.22	AUD10Y	1.39

Currencies — Ending rates as of December 31, 2009

USD/CAD	1.0150	USD/BRL	1.7810	EUR/USD	1.3518

	Consolidated								Parent Company
	Assets				Liabilities				Assets
	March 31, 2010				March 31, 2010				March 31, 2010		December 31,
	(unaudited)		December 31, 2009		(unaudited)		December 31, 2009		(unaudited)		2009
		Non		Non		Non		Non		Non	Non
	Current	current	Current	current	Current	current	Current	current	Current	current	current

Derivatives not designated as hedge

Foreign exchange and interest rate risk

CDI & TJLP vs. USD fixed and floating rate swaps	—	1,255,880	—	1,383,611	—	—	—	—	—	980,797	1,058,303
Euro floating rate vs. USD floating rate swap	—	1,810	—	2,559	—	—	—	—	—	1,810	2,559
USD floating rate vs. CDI	—	—	—	—	28,942	13,029	38,829	23,364	—	—	—
USD vs. fixed rate swap	—	—	—	—	624	365	926	—	—	—	—
NDF swap	—	—	—	—	476	—	160	—	—	—	—
USD floating rate vs. USD fixed rate swap	—	—	—	—	—	13,213	12,003	2,159	—	—	—
EuroBonds swap	—	2,735	—	—	—	—	—	—	—	—	—
AUD forward purchase	—	15,784	—	14,946	—	—	—	—	—	—	—

	—	1,276,209	—	1,401,116	30,042	26,607	51,918	25,523	—	982,607	1,060,862
Fixed price purchase/ sale	37,198	1,756	21,780	2,909	48,225	949	4,495	13,687	—	—	—
Strategic program (2)	—	—	—	—	—	280,331	55,553	—	—	—	—
Maritime freight hiring protection program	27,265	—	50,448	—	—	—	—	—	—	—	—
Aluminium	—	—	—	—	—	41,409	27,640	466	—	—	—
Bunker oil (1)	50,563	—	84,573	—	—	—	—	—	—	—	—
Coal	9	—	—	—	2,059	—	—	—	—	—	—

	115,035	1,756	156,801	2,909	50,284	322,689	87,688	14,153	—	—	—
Cash flow hege	200,809	34,985	26,131	102,059	—	—	—	—	128,942	—	36,828
Strategic nickel	—	—	—	—	—	95,668	—	—	—	—	—
Aluminium	—	—	—	—	117,671	—	123,989	—	—	—	—

	200,809	34,985	26,131	102,059	117,671	95,668	123,989	—	128,942	—	36,828

Total	315,844	1,312,950	182,932	1,506,084	197,997	444,964	263,595	39,676	128,942	982,607	1,097,690

(1)	Comprise realized derivatives in the amount of R$ 5,479 e R$ (16,431) in March 31, 2010 and December 31, 2009 respectively.

(2)	Comprise realized derivatives in the amount of R$ (17,589) and R$ 6,767 in March 31, 2010 and December 31, 2009 respectively.

(3)	Comprise realized derivatives in the amount of R$ (8,122) e R$ (39,197) in March 31, 2010 and December 31, 2009 respectively.

(4)	Comprise realized derivatives in the amount of R$ (75) in March 31, 2010.
The effects of derivatives on equity
The effects of hedge accounting that affects the stockholders’ equity are as follows:

	Consolidated (unaudited)
	Currencies	Aluminum	Nickel	Total
Balance on 31/12/09	68,603	(63,235)	—	5,368
Fair value measurement	62,632	(20,446)	(95,929)	(53,743)
Transference to financial results due to settlement	(6,403)	23,669	—	17,266
Balance on 31/03/10	124,832	(60,012)	(95,929)	(31,109)

The effects of derivatives on income statement

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Accumulated (unaudited)
	March 31,	December 31,	March 31,	March 31,	March 31,
	2010	2009	2009	2010	2009
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	(76,284)	343,195	76,647	(53,768)	(60,611)
USD floating rate vs. USD fixed rate swap	1,500	(811)	(1,283)	—	—
Euro floating rate vs. USD floating rate swap	(750)	(229)	(1,373)	(750)	(1,373)
AUD forward purchase	2,834	1,040	6,089	—	—
USD floating rate vs. CDI	(254)	(65,264)	—	—	—
NDF swap	(317)	(160)	—	—	—
Floating Libor vs. fixed Libor swap	(1,804)	—	—	—	—
Commodities price risk
Nickel
Fixed price purchase/ sale	(15,923)	(1,102)	(18,712)	—	—
Strategic program	(249,371)	(11,172)	—	—	—
Copper scraps/ strategic copper	8	—	(321)	—	—
Strategic copper
Natural gas	—	266	(6,353)	—	—
Maritime freight hiring protection program	(5,078)	133,880	—	—	—
Bunker oil	(11,110)	71,978	—	—	—
Coal	(2,059)	—	—	—	—
Embedded derivatives
Fixed price nickel sales	—	325	(15,569)	—	—
Customer raw material purchase	—	6,416	4,650	—	—
Energy purchase — aluminum options	(40,943)	(466)	—	—	—
Derivatives designated as hedge
Aluminium	—	(31,369)	—	—	—

	(399,551)	446,527	43,775	(54,518)	(61,984)

	Consolidated			Parent Company
	Three-month period ended (unaudited)			Accumulated (unaudited)
	March 31,	December 31,	March 31,	March 31,	March 31,
	2010	2009	2009	2010	2009
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	(51,446)	154,700	49,255	(23,738)	(21,866)
USD floating rate vs. USD fixed rate swap	3,069	(4,037)	(3,859)	—	—
Euro floating rate vs. USD floating rate swap	—	831	—	—	—
AUD forward purchase	(1,996)	4,525	—	—	—
USD floating rate vs. CDI	18,722	(3,071)	—	—	—
Floating Libor vs. fixed Libor swap	246	66	—	—	—

Commodities price risk
Nickel
Fixed price purchase/ sale	(1,462)	(31,378)	8,858	—	—
Strategic program	24,853	(64,448)	—	—	—

Copper scraps/ strategic copper	—	—	491	—	—

Natural gas	—	(818)	(4,619)	—	—
Maritime freight hiring protection program	(18,105)	12,545	—	—	—
Bunker oil	(22,900)	19,465	(168)	—	—
Aluminum	27,640	—	—	—	—

Embedded derivatives
Fixed price nickel sales
Customer raw material purchase
Energy purchase — aluminum options

Derivatives designated as hedge
Cash flow hedge	(6,403)	—	—	—	—
Aluminium	23,670	(8,387)	—	—	—

	(4,112)	79,993	49,958	(23,738)	(21,866)

Summary the movement of our derivatives according to the period present as follows:

	Consolidated
	Balances as of (unaudited)
	March 31, 2010
		Bunker oil and
	Currencies	Natural Gas	Freight	Aluminum	Copper / Coal	Nickel	Total
Gain/ (losses) unrealized on 12/31/09	1,451,864	84,573	50,448	(152,095)	—	(49,045)	1,385,745
Payments (receipt) financial	(37,807)	(22,900)	(18,105)	51,309	—	23,391	(4,112)
Financial expenses, net (1)	36,396	(13,112)	(6,096)	(58,293)	(2,056)	(364,218)	(407,379)
Monetary variances, net (2)	4,900	2,002	1,018	—	6	3,652	11,578

Gain/ (losses) unrealized on 03/31/10	1,455,353	50,563	27,265	(159,079)	(2,050)	(386,220)	985,832

	March 31, 2009
		Bunker oil and
	Currencies	Natural Gas	Freight	Aluminum	Copper / Coal	Nickel	Total
Gain/ (losses) unrealized on 12/31/08	(1,336,013)	(4,358)	—	—	626	79,185	(1,260,560)
Payments (receipt) financial	(45,396)	4,787	—	—	(491)	(8,857)	(49,957)
Financial expenses, net (1)	77,614	(7,931)	—	—	(321)	(29,476)	39,886
Monetary variances, net (2)	2,758	35	—	—	(6)	(761)	2,026

Gain/ (losses) unrealized on 03/31/09	(1,301,037)	(7,467)	—	—	(192)	40,091	(1,268,605)

	December 31, 2009
		Bunker oil and
	Currencies	Natural Gas	Freight	Aluminum	Copper / Coal	Nickel	Total
Gain/ (losses) unrealized on 09/30/09	1,239,541	30,962	(69,888)	19,405	—	(136,430)	1,083,590
Payments (receipt) financial	(152,291)	(17,647)	(12,545)	8,387	—	94,827	(79,269)
Financial expenses, net (1)	370,678	71,756	132,229	(179,890)	—	(12,701)	382,072
Monetary variances, net (2)	(5,250)	(495)	1,651	2	—	4,260	168

Gain/ (losses) unrealized on 12/31/09	1,452,678	84,576	51,447	(152,096)	—	(50,044)	1,386,561

(1)
Comprise amounts related to hedge accounting which does not affect the financial results, as follows: R$3.409, R$(60.841) e R$(1.416), March 31, 2010, December 31, 2009 and March 31, 2009, respectively.

These figures were recorded inside shareholders’ equity in the line “unrealized results of market value” net of income tax and in the proportion of our interest, when applicable.

(2)	Include exchange variance reclassification into equity: R$80, R$(3.446), R$(447), March 31, 2010, December 31, 2009 and March 31, 2009, respectively.

Parent
Company
March 31,
2010
(unaudited)
Currencies
Gain/ (losses) unrealized on 12/31/09	1,097,690
Payments (receipt) financial	(23,738)
Financial expenses, net (*)	37,529
Monetary variances, net	68
Gain/ (losses) unrealized on 03/31/10	1,111,549

March 31,
2009
(unaudited)
Currencies
Gain/ (losses) unrealized on 12/31/08	(1,078,850)
Payments (receipt) financial	(21,867)
Financial expenses, net (*)	(61,934)
Monetary variances, net	(50)
Gain/ (losses) unrealized on 03/31/09	(1,162,701)

(*)	It comprises R$ 92.115 due hedge accounting which does not affect the results.
The maturities dates of the consolidated financial instruments are as follows:

Interest rates / Currencies	December 2019
Aluminum	December 2010
Bunker Oil	December 2010
Coal	December 2010
Copper	July 2010
Freight	December 2010
Nickel	December 2011
7.25- Subsequent events
The Company acquired in April 2010, for US$ 2,500 million, 51% interest on BSG Resources (Guinea) Ltd., which indirectly holds iron ore concession rights in Guinea, in Simandou South (Zogota), and iron ore exploration permits in Simandou North. From this amount US$ 500 million is payable immediately and the remaining US$ 2 billion on a phased basis upon achievement of specific milestones.
Aligned with the strategy of active management of our asset portfolio, the Company celebrated an agreement with Norsk Hydro to transfer all shares of Vale in Albras — Aluminum Brasileiro S.A. (Albras) Alunorte — Alumina do Norte do Brazil S.A. (Alunorte) and Companhia Alumina do Pará (CAP), and 60% of Paragominas mine and all bauxite mining rights in Brazil. For these transactions will be received USD 1.0. billion in cash and 22% of the voting capital of Hydro. In 2013 and 2015, will be sold the 40% remaining of the Paragominas mine and mining rights, by the amount of USD 400 million.

Aluminum Area — Valesul (Additional information — unaudited)

		2009					2008
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	—	—	—	—	—	2	—	—	—	2
Quantity sold — internal market	MT (thousand)	8	—	—	—	8	13	9	9	9	40

Quantity sold — total	MT (thousand)	8	—	—	—	8	15	9	9	9	42

Average sales price — external market	US$	—	—	—	—	—	2,392.81	—	—	—	2,815.50
Average sales price — internal market	US$	4,200.12	—	—	—	4,200.12	2,133.06	3,629.56	3,164.66	3,596.33	2,972.28
Average sales price — total	US$	4,200.12	—	—	—	4,200.12	2,167.50	3,722.67	3,164.66	3,596.33	2,964.81

Stockholders’ equity	US$	357	—	—	—	357	271	324	354	364	364

Net operating revenues	US$	33	—	—	—	33	26	25	31	45	127
Cost of products	US$	(30)	—	—	—	(30)	(27)	(21)	(28)	(40)	(116)
Other expenses / revenues	US$	(2)	—	—	—	(2)	(3)	(2)	(4)	(3)	(12)
Depreciation, amortization and depletion	US$	2	—	—	—	2	3	3	2	1	9

EBITDA	US$	3	—	—	—	3	(1)	5	1	3	8
Depreciation, amortization and depletion	US$	(2)	—	—	—	(2)	(3)	(3)	(2)	(1)	(9)

EBIT	US$	1	—	—	—	1	(4)	2	(1)	2	(1)
Net financial result	US$	1	—	—	—	1	—	—	—	—	—

Income before income tax and social contribution	US$	2	—	—	—	2	(4)	2	(1)	2	(1)

Net income	US$	2	—	—	—	2	(4)	2	(1)	2	(1)

Aluminum Area — MRN (Additional information — unaudited)

		2009					2008
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,296	—	—	—	1,296	798	777	838	1,192	3,605
Quantity sold — internal market	MT (thousand)	2,456	—	—	—	2,456	2,640	2,865	3,182	3,346	12,033

Quantity sold — total	MT (thousand)	3,752	—	—	—	3,752	3,438	3,642	4,020	4,538	15,638

Average sales price — external market	US$	23.50	—	—	—	23.50	35.19	32.96	29.66	29.90	31.51
Average sales price — internal market	US$	22.83	—	—	—	22.83	30.96	27.42	26.80	28.22	28.15
Average sales price — total	US$	23.06	—	—	—	23.06	31.94	28.61	27.39	28.66	28.92

Long-term indebtedness, gross	US$	75	—	—	—	75	84	77	71.343868011	64	64
Short-term indebtedness, gross	US$	235	—	—	—	235	181	211	206.14828004	231	231

Total indebtedness, gross	US$	309	—	—	—	309	265	288	277	295	295

Stockholders’ equity	US$	326	—	—	—	326	276	374	426	330	330

Net operating revenues	US$	76	—	—	—	76	96	91	96	114	397
Cost of products	US$	(65)	—	—	—	(65)	(49)	(59)	(65)	(79)	(252)
Other expenses / revenues	US$	(2)	—	—	—	(2)	(1)	(1)	(1)	(4)	(7)
Depreciation, amortization and depletion	US$	14	—	—	—	14	12	1	15	26	54

EBITDA	US$	23	—	—	—	23	58	32	45	57	192
Depreciation, amortization and depletion	US$	(14)	—	—	—	(14)	(12)	(1)	(15)	(26)	(54)

EBIT	US$	9	—	—	—	9	46	31	30	31	138
Net financial result	US$	(5)	—	—	—	(5)	(1)	23	10	(127)	(95)

Income before income tax and social contribution	US$	4	—	—	—	4	45	54	40	(96)	43
Income tax and social contribution	US$	(1)	—	—	—	(1)	(15)	(1)	(14)	(37)	(67)

Net income	US$	3	—	—	—	3	30	53	26	(133)	(24)

Aluminum Area — Albras (Additional information — unaudited) — Consolidated Subsidiary

		2009					2008
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	101	—	—	—	101	107	109	101	115	432
Quantity sold — internal market	MT (thousand)	5	—	—	—	5	5	6	5	7	23

Quantity sold — total	MT (thousand)	106	—	—	—	106	112	115	106	122	455

Average sales price — external market	US$	2,085.21	—	—	—	2,085.21	1,388.35	1,378.32	1,689.77	1,852.89	1,579.27
Average sales price — internal market	US$	2,572.00	—	—	—	2,572.00	1,783.09	1,251.00	1,656.00	2,067.14	1,691.39
Average sales price — total	US$	2,108.17	—	—	—	2,108.17	1,405.98	1,372.42	1,688.08	1,865.19	1,584.94

Long-term indebtedness, gross	US$	217	—	—	—	217	250	233	233.332208537	217	217
Short-term indebtedness, gross	US$	216	—	—	—	216	156	152	185.099263259	229	229

Total indebtedness, gross	US$	433	—	—	—	433	406	385	418	446	446

Stockholders’ equity	US$	1,065	—	—	—	1,065	778	952	1,080	1,094	1,094

Net operating revenues	US$	222	—	—	—	222	156	158	178	226	718
Cost of products	US$	(197)	—	—	—	(197)	(161)	(168)	(172)	(216)	(717)
Other expenses / revenues	US$	(25)	—	—	—	(25)	(13)	(10)	(12)	(20)	(55)
Depreciation, amortization and depletion	US$	6	—	—	—	6	5	6	7	7	25

EBITDA	US$	6	—	—	—	6	(13)	(14)	—	(3)	(30)
Depreciation, amortization and depletion	US$	(6)	—	—	—	(6)	(5)	(6)	(7)	(7)	(25)

EBIT	US$	—	—	—	—	—	(18)	(20)	(6)	(10)	(54)
Net financial result	US$	(33)	—	—	—	(33)	(1)	63	32	15	109

Income (loss) before income tax and social contribution	US$	(33)	—	—	—	(33)	(19)	43	26	5	55
Income tax and social contribution	US$	(1)	—	—	—	(1)	8	(15)	(9)	56	40

Net income (loss)	US$	(34)	—	—	—	(34)	(11)	28	17	61	95

Aluminum Area — Alunorte (Additional information — unaudited) — Consolidated Subsidiary

		2009					2008
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,106	—	—	—	1,106	1,225	1,257	1,237	1,280	4,999
Quantity sold — internal market	MT (thousand)	212	—	—	—	212	216	273	253	218	960

Quantity sold — total	MT (thousand)	1,318	—	—	—	1,318	1,441	1,530	1,490	1,498	5,959

Average sales price — external market	US$	259.91	—	—	—	259.91	192.84	214.82	255.36	287.31	238.90
Average sales price — internal market	US$	267.55	—	—	—	267.55	170.69	190.76	265.62	289.10	239.79
Average sales price — total	US$	261.14	—	—	—	261.14	195.62	210.39	257.10	287.57	239.05

Long-term indebtedness, gross	US$	825	—	—	—	825	845.397	845	835	835	835
Short-term indebtedness, gross	US$	23	—	—	—	23	52.676	39	31	24	24

Total indebtedness, gross	US$	848	—	—	—	848	898	884	866	859	859

Stockholders’ equity	US$	2,473	—	—	—	2,473	1,789	2,197	2,477	2,495	2,495

Net operating revenues	US$	339	—	—	—	339	278	323	376	426	1,403
Cost of products	US$	(291)	—	—	—	(291)	(304)	(354)	(352)	(356)	(1,366)
Other expenses / revenues	US$	(14)	—	—	—	(14)	(7)	(9)	(13)	(20)	(49)
Depreciation, amortization and depletion	US$	29	—	—	—	29	24	32	30	33	119

EBITDA	US$	63	—	—	—	63	(9)	(8)	41	83	107
Depreciation, amortization and depletion	US$	(29)	—	—	—	(29)	(24)	(32)	(30)	(33)	(119)

EBIT	US$	34	—	—	—	49	(33)	(40)	11	50	(12)
Net financial result	US$	(20)	—	—	—	(20)	—	144	73	—	217

Income (loss) before income tax and social contribution	US$	14	—	—	—	63	(33)	104	84	50	205
Income tax and social contribution	US$	32	—	—	—	32	11	(35)	(28)	(58)	(110)

Net income (loss)	US$	46	—	—	—	46	(22)	69	56	(8)	95

Pelletizing Affiliates — Hispanobras (Additional information — unaudited)

		2009					2008
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	217	—	—	—	217	—	—	—	75	75
Quantity sold — internal market	MT (thousand)	780	—	—	—	780	—	—	243	753	996

Quantity sold — total	MT (thousand)	997	—	—	—	997	—	—	243	828	1,071

Average sales price — external market	US$	67.06	—	—	—	67.06	—	—	—	70.90	62.70
Average sales price — internal market	US$	75.30	—	—	—	75.30	—	—	70.08	75.18	65.66
Average sales price — total	US$	73.51	—	—	—	73.51	—	—	70.08	74.79	65.46

Stockholders’ equity	US$	156	—	—	—	156	96	105	166	164	164

Net operating revenues	US$	73	—	—	—	73	—	—	17	62	79
Cost of products	US$	(77)	—	—	—	(77)	—	—	(19)	(66)	(85)
Other expenses / revenues	US$	(3)	—	—	—	(3)	(7)	(10)	(10)	(6)	(33)
Depreciation, amortization and depletion	US$	1	—	—	—	1	2	2	2	2	8

EBITDA	US$	(6)	—	—	—	(6)	(5)	(8)	(10)	(8)	(31)
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)	(2)	(2)	(2)	(2)	(8)

EBIT	US$	(7)	—	—	—	(7)	(7)	(10)	(12)	(10)	(39)
Net financial result	US$	2	—	—	—	2	1	1	1	1	4

Income (loss) before income tax and social contribution	US$	(5)	—	—	—	(5)	(6)	(9)	(11)	(9)	(35)
Income before income tax and social contribution	US$	1	—	—	—	1	—	—	9	3	12

Net income	US$	(4)	—	—	—	(4)	(6)	(9)	(2)	(6)	(23)

Pelletizing Affiliates — Samarco (Additional information — unaudited)

		2009					2008
		As of and for the three-month period ended					As of and for the three-month period ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	4,793	—	—	—	4,793	2,141	3,313	6,011	5,440	16,905
Quantity sold — Iron ore	MT (thousand)	353	—	—	—	353	714	236	345	314	1,609

Quantity sold — total	MT (thousand)	5,146	—	—	—	5,146	2,855	3,549	6,356	5,754	18,514

Average sales price — Pellets	US$	89.07	—	—	—	89.07	98.56	71.89	70.60	79.88	75.01
Average sales price — Iron ore	US$	54.08	—	—	—	54.08	62.56	75.17	45.52	56.15	61.36

Long-term indebtedness, gross	US$	854,405	—	—	—	854,405	769,734	819,663	719,676	949,564	949,564
Short-term indebtedness, gross	US$	517,672	—	—	—	517,672	698,816	455,569	415,149	520,704	520,704

Total indebtedness, gross	US$	1,372,077	—	—	—	1,372,077	1,468,550	1,275,232	1,134,825	1,470,268	1,470,268

Stockholders’ equity	US$	1,225	—	—	—	1,225	822	1,073	1,375	1,224	1,224

Net operating revenues	US$	445	—	—	—	445	260	247	482	445	1,434
Cost of products	US$	(236)	—	—	—	(236)	(97)	(173)	(250)	(248)	(768)
Other expenses / revenues	US$	(59)	—	—	—	(59)	(59)	(7)	(48)	(57)	(171)
Depreciation, amortization and depletion	US$	1	—	—	—	1	18	22	31	36	107

EBITDA	US$	151	—	—	—	151	122	89	215	176	602
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)	(18)	(22)	(31)	(36)	(107)

EBIT	US$	150	—	—	—	150	104	67	184	140	495
Net financial result	US$	(363)	—	—	—	(363)	(3)	164	79	15	255

Income (loss) before income tax and social contribution	US$	(213)	—	—	—	(213)	101	231	263	155	750
Income tax and social contribution	US$	(34)	—	—	—	(34)	(18)	(54)	(41)	(39)	(152)

Net income (loss)	US$	(247)	—	—	—	(247)	83	177	222	116	598

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: May 6, 2010		Roberto Castello Branco
Director of Investor Relations